



AEHR TEST SYSTEMS 25TH ANNIVERSARY

2002 ANNUAL REPORT



FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	For the years ended May 31,		
	2002	2001	2000
Net sales	**$12,568**	$31,039	$24,505
Income (loss) from operations	**(4,503)**	1,472	(5,193)
Income (loss) before cumulative effect of change in accounting principle	**(5,267)**	1,488	(2,605)
Cumulative effect of change in accounting principle - net of tax	**--**	(1,629)	--
Net loss	**(5,267)**	(141)	(2,605)
Net loss per share	**(0.74)**	(0.02)	(0.38)
Cash, cash equivalents and short-term investments	**15,488**	14,155	15,688
Working capital	**25,952**	28,752	30,400
Shareholders' equity	**29,885**	34,807	34,305
Shareholders' equity per share	**4.16**	4.89	4.97

Net Sales

(in millions of dollars)



Operating Income (Loss)

(in millions of dollars)



Shareholders' Equity

(in millions of dollars)



L E T T E R   T O   O U R   S H A R E H O L D E R S

Fiscal 2002 marked Aehr Test's silver anniversary of providing test and burn-in solutions to the semiconductor industry. We are truly grateful for these 25 years of success in business since we shipped our first burn-in and test system in 1977. A special thanks to our customers, employees and shareholders who have supported the Company throughout this time and who have helped us become a market leader in burn-in and parallel test systems. By leveraging and expanding our core technologies, we plan to continue designing and introducing innovative products to reduce the cost of burning-in and testing complex integrated circuits such as memories and microprocessors.

Fiscal 2002 was a frustrating year, with a severe and prolonged downturn in the semiconductor industry. Net sales for fiscal 2002 were $12.6 million, a drop of 60 percent from net sales of $31.0 million in fiscal 2001. We reported a net loss of $5.3 million, or $0.74 per share, in fiscal 2002 which included a $2.5 million one-time non-cash charge associated with increasing the valuation allowance against deferred tax assets. Excluding that charge, the net loss for the fiscal year would have been $2.8 million, or $0.39 per share. Net loss for fiscal 2001 was $141,000, or $0.02 per share, which included a charge of $1.6 million for the cumulative effect of applying SAB 101 for revenue recognition. The income for fiscal 2001 before that charge was $1.5 million, or $0.21 per share. As of May 31, 2002, Aehr Test's cash and short-term investments totaled $15.5 million and book value per share was $4.16. Our order backlog at May 31, 2002 was $3.9 million, up from $2.3 million a year ago.

We effectively managed our spending while maintaining our advanced research and development efforts. We minimized our operating loss through cost reduction programs and were able to limit our outflow of cash and securities to less than $1 million during this very difficult year. We have, however, continued to invest in new product development, which we believe is vital for the long-term success of Aehr Test. This year, our development efforts resulted in the introduction of the MAX4 low-voltage, high-power burn-in and test system, and in major accomplishments in our FOX™ full-wafer contact test and burn-in solutions. We formed a partnership with a major semiconductor manufacturer for a second-generation FOX system, including an order for us to develop a full-wafer contact system for parallel testing of 200mm and 300mm wafers of ICs with built-in self-test. This system will expand our FOX family of products and enable us to move into new markets.

A significant milestone was reached in our wafer-level burn-in development project. We completed the development partnership with Avalon Photonics Ltd. and successfully qualified our FOX full-wafer burn-in system for VCSEL type lasers. The qualification testing included confirmation of successful burn-in of Avalon's VCSEL wafers in our WaferPak™ full-wafer burn-in cartridge, utilizing our most advanced nano-spring full-wafer contact technology. Our patented WaferPak cartridge, including the high-density wafer contactor and signal distribution substrate, is a key part of our FOX full-wafer contact burn-in and test systems.

We fostered stronger strategic partnerships. During fiscal 2002, we formed an alliance with Pycon Inc. to jointly market competitively priced "Plug and Play" burn-in board solutions for use with our burn-in and test systems. We recently appointed ZMC Technologies as our sales representative in China, a partnership which will allow us to gain better access to an important emerging market. In July, we arranged for Million & Associates to be our sales representative in the United States for the DiePak® carrier product line. Their involvement enhances the value of our DiePak products by providing a dependable source of knowledge and service to customers who are considering implementing a Known-Good Die program.

In spite of the current industry downturn, we remain optimistic about the long-term prospects of Aehr Test and the semiconductor equipment industry. The semiconductor equipment industry has not yet recovered from its recent dramatic and widespread downturn. Although we believe there will be a gradual recovery over the next few quarters, there is a good deal of uncertainty as to the timing and the rate of the expected recovery. We did an excellent job during the past fiscal year of developing new products, improving our gross margin, keeping our balance sheet strong and strengthening our strategic partnerships. As a result, we believe that Aehr Test is positioned to provide the right products to meet our customers' future needs.

On behalf of everyone at Aehr Test, we appreciate your continued support and patience during these very difficult times. We are all anxious to see business pick up in fiscal 2003.



Rhea J. Posedel
CEO and Chairman



C.J. Meurell
President and COO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee Required).
For the fiscal year ended May 31, 2002
or
[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required).
For the transition period from ______________ to ______________

Commission file number: 000-22893.

AEHR TEST SYSTEMS

(Exact name of Registrant as specified in its charter)

CALIFORNIA	**94-2424084**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
400 KATO TERRACE, FREMONT, CA	**94539**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(510) 623-9400**

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the Registrant's Common Stock, par value $.01 per share, held by non-affiliates of the Registrant, based upon the closing price of $4.199 on July 31, 2002, as reported on the Nasdaq National Market, was approximately $24,524,000. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock (other than such persons of whom the Registrant became aware only through the filing of a Schedule 13G filed with the Securities and Exchange Commission) and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

The number of shares of Registrant's Common Stock, par value $.01 per share, outstanding at July 31, 2002 was 7,183,786.

Documents Incorporated By Reference

Certain information required by Items 10, 11, 12 and 13 of this report on Form 10-K is incorporated by reference from the Registrant's proxy statement for the Annual Meeting of Shareholders to be held on October 17, 2002 (the "Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the close of the Registrant's fiscal year ended May 31, 2002.

AEHR TEST SYSTEMS

FORM 10-K
FISCAL YEAR ENDED MAY 31, 2002

TABLE OF CONTENTS

PART I

Item 1. Business 3
Item 2. Properties 10
Item 3. Legal Proceedings 10
Item 4. Submission of Matters to a Vote of Security Holders 10

PART II

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters 11
Item 6. Selected Financial Data 12
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 13
Item 7a. Quantitative and Qualitative Disclosures about Market Risks 27
Item 8. Financial Statements and Supplementary Data 28
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 46

PART III

Item 10. Directors and Executive Officers of the Registrant 47
Item 11. Executive Compensation 47
Item 12. Security Ownership of Certain Beneficial Owners and Management 47
Item 13. Certain Relationships and Related Transactions 47

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K 48

Signatures 50

This Annual Report on Form 10-K contains forward-looking statements with respect to Aehr Test Systems ("Aehr Test" or the "Company") which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements due to a number of factors, including those described herein and the documents incorporated herein by reference, and those factors described in Part II, Item 7 under "Factors that May Affect Future Results of Operations."

PART I

Item 1. Business

THE COMPANY

Founded in 1977, Aehr Test Systems (a California Corporation) develops, manufactures and sells systems which are designed to reduce the cost of testing DRAMs and other memory devices, perform reliability screening or burn-in of complex logic and memory devices, and enable integrated circuit (IC) manufacturers to perform test and burn-in of bare die. Leveraging its expertise as a long-time leading provider of burn-in equipment, with over 2,000 systems installed worldwide, the Company has developed and introduced several innovative product families, including the MTX, MAX and FOX™ systems, and the DiePak® carrier. The MTX system is a massively parallel test system designed to reduce the cost of memory testing by performing both test and burn-in on thousands of devices simultaneously. The MAX system can effectively burn-in and functionally test sophisticated devices, such as digital signal processors, microprocessors, microcontrollers and systems-on-a-chip. The FOX system is a full wafer contact burn-in and parallel test system designed to make contact with all pads of a wafer simultaneously, thus enabling full wafer burn-in and parallel test. The DiePak carrier is a reusable, temporary package that enables IC manufacturers to perform cost-effective final test and burn-in of bare die.

INDUSTRY BACKGROUND

Semiconductor manufacturing is a complex, multi-step process and defects or weaknesses that may result in the failure of an IC may be introduced at any process step. Failures may occur immediately or at any time during the operating life of an IC, sometimes after several months of normal use. Semiconductor manufacturers rely on testing and reliability screening to detect failures that occur during the manufacturing process.

Testing and reliability screening involves multiple steps. The first set of tests is typically performed before the processed semiconductor wafer is cut into individual die, in order to avoid the cost of packaging defective die into their plastic or ceramic packages. After the die are packaged and before they undergo reliability screening, a short test is typically performed in order to detect packaging defects. Most leading-edge microprocessors, microcontrollers, digital signal processors, and memory ICs then undergo an extensive reliability screening and stress testing procedure known as "burn-in." The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures, usually at 125 degrees Celsius (257 degrees Fahrenheit), for periods typically ranging from 8 to 48 hours. A burn-in system can process thousands of ICs simultaneously. After burn-in, the ICs undergo a final test process using automatic test equipment ("testers"). Traditional memory testers can test up to 128 ICs simultaneously and perform a variety of tests at multiple temperatures.

PRODUCTS

The Company manufactures and markets massively parallel test systems, dynamic and monitored burn-in systems, full wafer contact systems, die carriers, test fixtures and related accessories.

All of the Company's systems are modular, allowing them to be configured with optional features to meet customer requirements. Systems can be configured for use in production applications, where capacity, throughput and price are most important, or for reliability engineering and quality assurance applications, where performance and flexibility, such as extended temperature ranges, are essential.

DYNAMIC AND MONITORED BURN-IN SYSTEMS

The MAX system is designed for dynamic burn-in of memory and logic devices. The production version holds 64 burn-in boards ("BIBs"), each of which may hold 350 or more devices, resulting in a system capacity of 22,400 or more devices. The MAX system's 48-channel pin electronics and ability to run stored test patterns also allow it to be used for many logic and memory devices. The pin electronics are designed to provide precisely-controlled voltages and signals to the devices on the BIBs and to protect them from damage during the burn-in process. The MAX system features multi-tasking Windows 2000-based software which includes lot tracking and reporting software that are needed for production

and military applications. The MAX3 system, introduced in fiscal 1999, increases the pin electronics to 96 channels, and handles the latest low voltage ICs. The MAX3 also has extended stored test program capability for more complete exercise and output monitoring of complex logic devices such as digital signal processors. The output monitor feature allows the MAX3 to perform functional test of devices that contain built-in self-test (BIST) or JTAG scan features. The MAX4 system was introduced in 2001. The MAX4 further extends the capabilities of the MAX3. Like the MAX3, it offers 96 channels and output monitoring. The MAX4 is targeted at devices which require better voltage accuracy and higher current. It can provide up to 200 amps of current per BIB position.

The ATX system is designed for dynamic and monitored burn-in of high pin-count VLSI devices, including microprocessors, microcontrollers, application-specific ICs ("ASICs"), and certain memory devices. The ATX system uses much of the same software as the MAX system. Its 256-channel pin electronics configuration allows it to handle complex logic devices, and its ability to burn-in different device types in each of the system's 32 BIB positions is useful for quality assurance applications. The Windows 2000-based ATX2, introduced in fiscal 1999, includes a high current feature to allow the system to burn-in more devices, plus an extended pattern generation capability.

MASSIVELY PARALLEL TEST SYSTEM

The MTX massively parallel test system is designed to reduce the cost of memory test by processing thousands of memory devices simultaneously, including DRAMs, Double Data Rate SDRAMs, SDRAMs, Rambus DRAMs, SRAMs and most application-specific memories. The MTX system can perform a significant number of tests usually performed by traditional memory testers, including pattern sensitivity tests, functional tests, data retention tests and refresh tests. The Company estimates that transferring these tests from traditional memory testers to the MTX system can reduce by up to 70% the time that a memory device must be tested by a traditional memory tester, thereby reducing the required number of memory testers and, consequently, reducing capital and operating costs.

The MTX system consists of several subsystems: pattern generation and test electronics, control software, network interface and environmental chamber. The MTX system has an algorithmic test pattern generator which allows it to duplicate most of the tests performed by a traditional memory tester. Pin electronics at each performance test board ("PTB") position are designed to provide accurate signals to the memory ICs being tested and detect whether a device is failing the test. An optional enhanced fault collection capability allows the MTX to identify which cells in a memory IC are failing, resulting in information for engineering characterization of new device types.

Devices being tested are placed on PTBs and loaded into environmental chambers which typically operate at temperatures from 25 degrees Celsius (77 degrees Fahrenheit) up to 150 degrees Celsius (302 degrees Fahrenheit) (optional chambers can produce temperatures as low as -55 degrees Celsius (-67 degrees Fahrenheit)). A single PTB can hold up to 336 Rambus DRAMs or 256 DDR SDRAMs, and a production chamber holds 30 PTBs, resulting in up to 10,080 Rambus or 7,680 SDRAMs being tested in a single system.

FULL WAFER CONTACT SYSTEM

The FOX full wafer contact burn-in and parallel test system, introduced in July 2001, is designed to make contact with all pads of a wafer simultaneously, thus enabling full wafer burn-in and parallel test of ICs. One of the key features of the FOX system is the patent-pending cartridge system. This unique design is intended to accommodate a wide range of contactor technologies. Wafer-level burn-in and test enables lower cost production of Known-Good Die (KGD) for multichip modules and systems-in-a-package.

DIEPAK CARRIERS

The Company's DiePak product line includes a family of reusable, temporary die carriers and associated sockets which enable the test and burn-in of bare die using the same test and burn-in systems used for packaged ICs. DiePak carriers offer cost-effective solutions for providing known good die for most types of ICs, including memory, microcontroller and microprocessor devices. The DiePak carrier was introduced in fiscal 1995.

The DiePak carrier consists of an interconnect substrate, which provides electrical connection between the die pads and the socket contacts, and a mechanical support system. The substrate is customized for each IC product. The DiePak carrier comes in 108, 172 and 320 pin versions to handle ICs ranging from low pin-count memories to high pin-count microprocessors. The DiePak carrier and socket feature a small footprint which reduces test and burn-in cost because more devices may be processed simultaneously on a test fixture.

TEST FIXTURES

The Company manufactures and sells custom designed test fixtures including performance test boards for use with the MTX massively parallel test system, burn-in boards for its dynamic and monitored burn-in systems and test contactors for use with the FOX full wafer contact burn-in and parallel test system. Additionally, the Company has a partnership with Pycon Inc. for the manufacture and direct sale of BIBs and PTBs. PTBs and BIBs hold the devices undergoing test or burn-in and electrically connect the devices under test to the system electronics. The capacity of each PTB or BIB depends on the type of device being tested or burned-in, ranging from several hundred in memory production to as few as eight for high pin-count complex ASIC devices. PTBs and BIBs are sold both with new Aehr Test systems and for use with the Company's installed base of systems. Due to the advanced test requirements of the MTX system, PTBs are substantially more complex than BIBs. The Company has patented certain features of the PTB and FOX test fixtures and to date has licensed several other companies to supply PTBs.

CUSTOMERS

The Company markets and sells its products throughout the world to semiconductor manufacturers, semiconductor contract assemblers, electronics manufacturers and burn-in and test service companies.

Sales to the Company's five largest customers accounted for approximately 61.7%, 58.8% and 64.3% of its net sales in fiscal 2002, 2001 and 2000, respectively. During fiscal 2002, Texas Instruments, Formosa Advanced Technologies Co. Ltd. and ASE Test, Inc. accounted for 22.3%, 17.1% and 11.1% of the Company's net sales, respectively. During fiscal 2001, Texas Instruments and Formosa Advanced Technologies Co. Ltd. accounted for 25.2% and 12.7% of the Company's net sales, respectively. During fiscal 2000, Texas Instruments, Formosa Advanced Technologies Co. Ltd. and First International Computer Inc. accounted for 22.8%, 19.2% and 13.5% of the Company's net sales, respectively. No other customers represented more than 10% of the Company's net sales for any of such periods. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. The loss of or reduction or delay in orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could adversely affect the Company's business, financial condition and operating results.

MARKETING, SALES AND CUSTOMER SUPPORT

The Company has sales and service operations in the United States, Japan and Germany, a sales and support operation in Taiwan, and has established a network of distributors and sales representatives in certain key parts of the world.

The Company's customer service and support program includes system installation, system repair, applications engineering support, spare parts inventories, customer training, and documentation. The Company has both applications engineering and field service personnel located at the corporate headquarters in Fremont, California and at the Company's subsidiaries in Japan, Germany and Taiwan. The Company's distributors provide applications and field service support in other parts of the world. The Company customarily provides a warranty on its products. The Company offers service contracts on its systems directly and through its subsidiaries, distributors, and representatives.

BACKLOG

As of May 31, 2002 and 2001, the Company's backlog was $3.9 million and $2.3 million, respectively. The increase in backlog was primarily the result of the receipt of an order for the Company's wafer-level tester development project. The Company's backlog consists of product orders for which confirmed purchase orders have been received and which are scheduled for shipment within 12 months. At May 31, 2002, the Company's backlog also consisted of product development orders totaling $1.8 million, for which confirmed purchase orders have been received and which are scheduled to be completed prior to August 31, 2003. Most orders are subject to rescheduling or cancellation by the customer with limited penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments or development projects, the Company's backlog as of a particular date may not be indicative of net sales for any succeeding period.

RESEARCH AND PRODUCT DEVELOPMENT

The Company historically has devoted a significant portion of its financial resources to research and development programs and expects to continue to allocate significant resources to these efforts. The Company's research and

development expenses during fiscal 2002, 2001 and 2000 were approximately $4.0 million, $5.0 million and $5.4 million, respectively.

The Company conducts ongoing research and development to develop new products and to support and enhance existing product lines. The Company is currently developing capability and performance enhancements to the MTX, MAX, ATX and FOX systems for future generation ICs. The Company is also developing DiePak carriers to accommodate additional types of devices.

Building upon the expertise gained in the development of its existing products, the Company has recently developed the FOX system for performing test and burn-in of entire processed wafers, rather than individual die or packaged parts. This wafer-level burn-in and test project was financed by the Company and the Defense Advanced Research Projects Agency ("DARPA") under a cost-sharing agreement entered into in 1994. In January 2001, the Company completed this $6.5 million multi-year research and development agreement with DARPA.

MANUFACTURING

The Company assembles its products from components and parts manufactured by others, including environmental chambers, power supplies, metal fabrications, printed circuit assemblies, integrated circuits, burn-in sockets and interconnect substrates. Final assembly and test are performed within the Company's facilities. The Company's strategy is to use in-house manufacturing only when necessary to protect a proprietary process or if a significant improvement in quality, cost or lead time can be achieved. The Company's principal manufacturing facility is located in Fremont, California. The Company's Tokyo, Japan facility provides limited manufacturing and product customization.

The Company relies on subcontractors to manufacture many of the components or subassemblies used in its products. The Company's MTX, MAX, ATX and FOX systems and DiePak carriers contain several components, including environmental chambers, power supplies, wafer contactors, signal distribution substrates and certain ICs, which are currently supplied by only one or a limited number of suppliers. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier was to become unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any delay, interruption or termination of a supplier relationship could have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION

The semiconductor equipment industry is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, technical capabilities, quality, flexibility, automation, cost of ownership, reliability, throughput, product availability and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company.

Because the Company's MTX system performs burn-in and many of the functional tests performed by memory testers, the MTX system faces intense competition from burn-in system suppliers and traditional memory tester suppliers. The market for burn-in systems is highly fragmented, with many domestic and international suppliers. Some users, such as independent test labs, build their own burn-in systems, and some other users, particularly large Asian IC manufacturers, acquire burn-in systems from captive or affiliated suppliers. Competing suppliers of burn-in and functional test systems include Ando Corporation, Japan Engineering Company and Reliability Incorporated. In addition, suppliers of memory test equipment including Advantest Corporation and Teradyne, Inc. may seek to offer competitive parallel test systems in the future.

The Company's MAX and ATX monitored and dynamic burn-in systems increasingly have faced and are expected to continue to face severe competition, especially from local, low cost manufacturers and from systems manufacturers that offer higher power dissipation per device under test (DUT).

The Company's FOX full wafer contact system is expected to face competition from larger systems manufacturers that have sufficient technological know-how and manufacturing capability. Competing suppliers of full wafer contact system include Tokyo Electron Limited and Matsushita Electric Industrial Co., Ltd.

The Company expects its DiePak products will face significant competition. The Company believes that several companies have developed or are developing other products which are intended to enable burn-in and test of bare die. As the bare die market develops, the Company expects that other competitors will emerge. The DiePak products also face severe competition from other alternative test solutions. The Company expects that the primary competitive factors in this market will be cost, performance, reliability and assured supply.

The Company's test fixture products face numerous competitors. There are limited barriers to entry into the BIB market, and as a result, many companies design and manufacture BIBs, including BIBs for use with the Company's MAX and ATX systems. The Company's strategy is to provide higher performance BIBs, and the Company generally does not compete to supply lower cost, low performance BIBs. The Company also has a partnership with Pycon Inc. for the manufacture and direct sale of BIBs and PTBs. Both companies will jointly market and sell the BIBs and PTBs. The Company has granted royalty-bearing licenses to several companies to make PTBs for use with its MTX systems, in order to assure customers of a second source of supply, and the Company may license others as well. Sales of PTBs by licensees result in royalties to the Company but reduce the Company's own sales of PTBs.

The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

PROPRIETARY RIGHTS

The Company relies primarily on the technical and creative ability of its personnel, its proprietary software, and trade secret and copyright protection, rather than on patents, to maintain its competitive position. The Company's proprietary software is copyrighted and licensed to the Company's customers. The Company currently holds eight issued United States patents and has several additional United States patent applications and foreign patent applications pending. The Company currently has one United States trademark registration. One issued patent covers the method used to connect the PTBs with the MTX system.

The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

There are no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggest the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

EMPLOYEES

As of July 31, 2002, the Company, its two foreign subsidiaries and one branch office employed 94 persons full-time, of whom 27 were engaged in research, development, and related engineering, 27 in manufacturing, 26 in marketing, sales, and customer support, and 14 in general administration and finance. In addition, the Company from time to time

employs a number of part-time employees and contractors, particularly in manufacturing. The Company's success is in part dependent on its ability to attract and retain highly skilled workers, who are in high demand. None of the Company's employees is represented by a union and the Company has never experienced a work stoppage. Management considers its relations with its employees to be good.

GEOGRAPHIC AREAS

The Company operates in several geographic areas. Selected financial information is included in Part II, Item 8, Note 12 "Segment Information" and certain risks related to such operations are discussed in Part II, Item 7, under the heading "Dependence on International Sales and Operations."

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The directors of the Company are elected annually. The executive officers of the Company serve with no specific term of office. The executive officers and directors of the Company are as follows:

Name of Executive Officer	Age	Positions with the Company
Rhea J. Posedel...........	60	Chief Executive Officer and Chairman of the Board of Directors
Carl J. Meurell...........	42	President and Chief Operating Officer
Gary L. Larson............	52	Vice President of Finance and Chief Financial Officer
Carl N. Buck..............	50	Vice President of Contactor Business Group
David S. Hendrickson.......	45	Vice President of Engineering
Christopher S. Noe.........	46	Vice President of Sales
Kunio Sano.................	46	President, Aehr Test Systems Japan K.K.
Robert R. Anderson (1).....	64	Director
William W. R. Elder (1)(2).	63	Director
Mukesh Patel (1)..........	44	Director
Mario M. Rosati (2)........	56	Director and Secretary

----

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

RHEA J. POSEDEL is a founder of the Company and has served as Chief Executive Officer and Chairman of the Board of Directors since its inception in 1977. From the Company's inception through May 2000, Mr. Posedel also served as President. Prior to founding the Company, Mr. Posedel held various project engineering and engineering managerial positions at Lockheed Martin Corporation (formerly "Lockheed Missile & Space Corporation"), Ampex Corporation, and Cohu, Inc. He received a B.S. in Electrical Engineering from the University of California, Berkeley, an M.S. in Electrical Engineering from San Jose State University and an M.B.A. from Golden Gate University.

CARL J. MEURELL joined the Company as Vice President of Worldwide Sales in March 1999 and was elected President and Chief Operating Officer in June 2000. From May 1996 to March 1999, Mr. Meurell served as Vice

President and General Manager of the test and repair division of Photon Dynamics, a supplier of test inspection and repair systems for the flat panel display industry. From April 1995 to May 1996, he served as a director at Megatest, a division of Teradyne, Inc. From October 1993 to April 1995, he served as Vice President and General Manager of Catapult Software Training, an IBM company. From December 1980 to October 1993, he held various sales management positions at Megatest. Mr. Meurell received an A.S. in Electrical Engineering Technology, with distinction, from Pennsylvania State University, a B.S. in Electronic Engineering, magna cum laude, from the University of Massachusetts and an M.B.A. from Union College.

GARY L. LARSON joined the Company in April 1991 as Chief Financial Officer and was elected Vice President of Finance in February 1992. From 1986 to 1990, he served as Chief Financial Officer, and from 1988 to 1990 also as President and Chief Operating Officer, of Nanometrics Incorporated, a manufacturer of measurement and inspection equipment for the semiconductor industry. Mr. Larson received a B.S. in Mathematics/Finance from Harvey Mudd College.

CARL N. BUCK joined the Company as a Product Marketing Manager in 1983 and held various positions until he was elected Vice President of Engineering in November 1992, Vice President of Research and Development Engineering in November 1996, Vice President of Marketing in September 1997 and Vice President of Contactor Business Group in May 2002. From 1978 to 1983, Mr. Buck served as Product Marketing Manager at Intel Corporation, an integrated circuit and microprocessor company. Mr. Buck received a B.S.E.E. from Princeton University, an M.S. in Electrical Engineering from the University of Maryland and an M.B.A. from Stanford University.

DAVID S. HENDRICKSON joined the Company as Vice President of Engineering in October 2000. From 1999 to 2000, Mr. Hendrickson served as Platform General Manager, and from 1998 to 1999 as Engineering Director and Software Director, of Siemens Medical (formerly Acuson Corporation), a medical ultrasound products company. From 1990 to 1995, Mr. Hendrickson served as Director of Engineering and Director of Software of Teradyne Inc. (formerly Megatest Corporation), a manufacturer of semiconductor capital equipment. Mr. Hendrickson received a B.S. in Computer Science from Illinois Institute of Technology.

CHRISTOPHER S. NOE joined the Company as Vice President of Sales in April 2001. From 1999 to 2001, Mr. Noe served as Vice President of Sales at Kinetix Test Systems, a manufacturer of semiconductor testing equipment. From 1997 to 1999, he served as Vice President of Semiconductor Test Products at Comdisco Electronics Group, a lessor of semiconductor equipment. From 1995 to 1997, Mr. Noe served as Major Account Manager, and from 1992 to 1995 as Director of Service, at Teradyne Inc., a manufacturer of semiconductor capital equipment. Mr. Noe received a B.S. in Electronic Technology from California Polytechnic State University.

KUNIO SANO joined the Company as Vice President, Aehr Test Systems Japan K.K., the Company's subsidiary in Japan, in June 1998 and was elected President, Aehr Test Systems Japan K.K. in January 2001. From 1991 to 1998, he served as Manager of Development Engineering Department at Tokyo Electron Yamanashi Limited, a leading worldwide semiconductor equipment manufacturer. Mr. Sano received a B.S.E.E. from Sagami Institute of Technology in Kanagawa, Japan.

ROBERT R. ANDERSON was appointed to the Company's Board of Directors in October 2000. Mr. Anderson is a private investor. From January 1994 to January 2001, he was Chairman of Silicon Valley Research, Inc., a semiconductor design automation software company, and its Chief Executive Officer from December 1996 to August 1998, and from April 1994 to July 1995. He also served as Chairman of Yield Dynamics, Inc., a private semiconductor process control software company, from October 1998 to October 2000, and as Chief Executive Officer from October 1998 to April 2001. Mr. Anderson co-founded KLA Instruments Corporation, now KLA-Tencor Corporation, a supplier of semiconductor process control systems, in 1975 and served in various capacities including Chief Operating Officer, Chief Financial Officer, Vice Chairman and Chairman before he retired from that company in 1994. Mr. Anderson is a director of MKS Instruments, Inc., Metron Technology N.V. and Trikon Technologies, Inc. He also serves as a director for two private development stage companies, and as a trustee of Bentley College.

WILLIAM W. R. ELDER has been a director of the Company since 1989. Dr. Elder was the Chief Executive Officer of Genus, Inc. ("Genus"), a semiconductor company, from his founding of Genus in 1981 to September 1996, and has been serving in that same position again since April 1998. Dr. Elder has been a director of Genus since its inception. Dr. Elder holds a B.S.I.E. and an honorary Doctorate Degree from the University of Paisley in Scotland.

MUKESH PATEL was appointed to the Company's Board of Directors in June 1999. Mr. Patel co-founded SMART Modular Technologies, Inc., where he served on its Board of Directors since its inception and he acted in various executive capacities from 1989 to 1999. Mr. Patel holds a B.S. degree in Engineering with emphasis on digital

electronics from Bombay University, India. Mr. Patel is a director of Sparkolor Corp., Nazomi Communications Inc., and Parama Networks.

MARIO M. ROSATI has been a director of the Company since 1977. He is a member of the law firm Wilson Sonsini Goodrich & Rosati, Professional Corporation which he joined in 1971. Mr. Rosati is a graduate of Boalt Hall, University of California at Berkeley. Mr. Rosati is a director of Genus, Inc., interWAVE Communications International, Ltd., Sanmina Corporation, Symyx Technologies, Inc., The Management Network Group, Inc., and Vivus Inc., as well as several privately-held companies.

DIRECTORS' COMPENSATION AND OTHER ARRANGEMENTS

Rhea J. Posedel, the only inside director of the Company, does not receive any cash compensation for his services as a member of the Board of Directors. Each outside director receives (1) an annual retainer of $5,000, (2) $1,000 for each regular board meeting he attends, and (3) $500 for each committee meeting he attends if not held in conjunction with a regular board meeting, in addition to being reimbursed for certain expenses incurred in attending Board and committee meetings. An inside director is a director who is a regular employee of the Company, whereas an outside director is not an employee of the Company. Directors are eligible to participate in the Company's stock option plans. In fiscal 2000, outside directors William Elder, Mario Rosati, David Torresdal and Mukesh Patel were each granted options to purchase 5,000 shares at $5.06 per share and an additional option to purchase 15,000 shares at $3.88 per share was granted to Mukesh Patel. In fiscal 2001, outside directors William Elder, Mario Rosati and Mukesh Patel were each granted options to purchase 5,000 shares at $6.25 per share, additional options to purchase 20,000 shares at $4.00 per share were each granted to William Elder and Mario Rosati, and an option to purchase 15,000 shares at $6.00 was granted to outside director Robert Anderson. In fiscal 2002, outside directors William Elder, Mario Rosati, Mukesh Patel and Robert Anderson were each granted options to purchase 5,000 shares at $3.85 per share.

The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board of Directors regarding executive compensation matters, including decisions relating to salary and bonus and grants of stock options. The Audit Committee approves the appointment of the Company's independent accountants, reviews the results and scope of annual audits and other accounting related services, and reviews and evaluates the Company's internal control functions.

Item 2. Properties

The Company's principal administrative and production facilities are located in Fremont, California, in a 51,289 square foot building. The lease on this building expires in December 2009; the Company has an option to extend the lease of its headquarters building for an additional five year period at rates to be determined. The Company's Japan facility is located in Tokyo in a 4,294 square foot building under a lease which expires in 2004. The Company leases a sales and support office on a month-to-month basis in Utting, Germany. The Company leases a sales and support office in Hsinchu, Taiwan under a lease which expires in 2004. The Company's and its subsidiaries' annual rental payments currently aggregate approximately $730,000. The Company believes that alternate facilities would be available if needed.

Item 3. Legal Proceedings

There are no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggestions that the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all. The Company is not a party to any material pending legal proceedings, other than ordinary routine litigation incidental to the business.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters

The Company's Common Stock has been publicly traded on the Nasdaq National Market under the symbol "AEHR" since the Company's initial public offering ("IPO") on August 15, 1997. The initial public offering price was $12.00 per share. The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock on such market.

	High	Low
Fiscal 2002:		
First quarter ended August 31, 2001	$4.95	$4.00
Second quarter ended November 30, 2001	4.20	3.53
Third quarter ended February 28, 2002	4.55	3.30
Fourth quarter ended May 31, 2002	5.95	4.05
Fiscal 2001:		
First quarter ended August 31, 2000	$8.00	$5.50
Second quarter ended November 30, 2000	7.50	4.50
Third quarter ended February 28, 2001	6.25	3.50
Fourth quarter ended May 31, 2001	4.75	3.18

At August 7, 2002, the Company had 140 holders of record of its Common Stock. The Company estimates the number of beneficial owners of the Company's Common Stock at August 7, 2002 to be 1,005.

The market price of the Company's Common Stock has been volatile. For a discussion of the factors affecting the Company's stock price, see "Factors that may affect future results of operations -- possible volatility of stock price."

The Company has not paid cash dividends on its Common Stock or other securities. The Company currently anticipates that it will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

Item 6. Selected Financial Data (in thousands except per share data):

	Fiscal Year Ended May 31,				
	2002	2001	2000	1999	1998
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Net sales	$12,568	$31,039	$24,505	$18,146	$40,805
Cost of sales	6,488	17,923	17,267	12,201	24,359
Gross profit	6,080	13,116	7,238	5,945	16,446
Operating expenses:					
Selling, general and administrative	6,547	7,262	7,930	6,892	8,618
Research and development	4,036	4,982	5,367	4,918	4,529
Research and development cost reimbursement--DARPA	-	(600)	(866)	(1,233)	(900)
Total operating expenses	10,583	11,644	12,431	10,577	12,247
Income (loss) from operations	(4,503)	1,472	(5,193)	(4,632)	4,199
Interest income	520	971	985	1,199	1,048
Interest expense	-	(7)	(11)	(15)	(144)
Other income (expense), net	(43)	98	498	441	(364)
Income (loss) before income taxes	(4,026)	2,534	(3,721)	(3,007)	4,739
Income tax expense (benefit)	1,241	1,046	(1,116)	(677)	2,334
Income (loss) before cumulative effect of change in accounting principle	(5,267)	1,488	(2,605)	(2,330)	2,405
Cumulative effect of change in accounting principle - net of tax	-	(1,629)	-	-	-
Net income (loss)	$(5,267)	$ (141)	$(2,605)	$(2,330)	$ 2,405
Income (loss) per share before cumulative effect of change in accounting principle:					
Basic	$ (0.74)	$ 0.21	$ (0.38)	$ (0.34)	$ 0.38
Diluted	$ (0.74)	$ 0.21	$ (0.38)	$ (0.34)	$ 0.36
Net income (loss) per share:					
Basic	$ (0.74)	$ (0.02)	$ (0.38)	$ (0.34)	$ 0.38
Diluted	$ (0.74)	$ (0.02)	$ (0.38)	$ (0.34)	$ 0.36
Shares used in per share calculation					
Basic	7,151	7,074	6,813	6,854	6,327
Diluted	7,151	7,179	6,813	6,854	6,761

The following are unaudited pro forma amounts with the change in accounting principle related to revenue recognition applied retroactively to fiscal years prior to 2001:

	May 31,				
	2002	2001	2000	1999	1998
Net sales	$12,568	$31,039	$22,580	$17,532	*
Net income (loss)	(5,267)	1,488	(3,837)	(2,723)	*
Net income (loss) per share:					
Basic	$ (0.74)	$ 0.21	$ (0.56)	$ (0.40)	*
Diluted	$ (0.74)	$ 0.21	$ (0.56)	$ (0.40)	*

	May 31,				
	2002	2001	2000	1999	1998
CONSOLIDATED BALANCE SHEETS DATA:					
Cash and cash equivalents	$ 7,485	$10,391	$ 8,323	$ 5,336	$ 6,748
Working capital	25,952	28,752	30,400	31,016	36,885
Total assets	33,818	39,592	40,729	41,187	47,105
Long-term obligations, less current portion	259	185	382	391	168
Total shareholders' equity	29,885	34,807	34,305	36,678	39,964

Note: In fiscal 2001, the Company changed its accounting method for recognizing revenue to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101").

* Data are not available to provide pro forma information for this year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and the related notes included elsewhere in this Annual Report on Form 10-K.

This Management's Discussion and Analysis section and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of the Company to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; and other risks that are described from time to time in the Company's Securities and Exchange Commission reports, including but not limited to this annual report on Form 10-K for the fiscal year ended May 31, 2002 and subsequently filed reports. The Company assumes no obligation and does not intend to update these forward-looking statements.

OVERVIEW

The Company was founded in 1977 to develop and manufacture burn-in and test equipment for the semiconductor industry. Since its inception, the Company has sold more than 2,000 systems to semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide. The Company's principal products currently are the MTX massively parallel test system, the MAX and ATX burn-in systems, the FOX full wafer contact burn-in and parallel test system, the DiePak carrier and test fixtures.

The Company's net sales consist primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title. As a result, effective June 1, 2000, to comply with the provisions of SAB 101, the Company recognizes revenue upon shipment and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractual agreed to amounts. Prior to June 1, 2000, revenue for all products except royalties was recognized upon shipment of product provided no significant obligations remained and collectability was assured. Provisions for the estimated future cost of warranty and installation are recorded at the time the products are shipped.

A substantial portion of the Company's net sales is derived from the sale of products for overseas markets. Consequently, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of the Company's products compared to products sold by local companies in such markets. Although most sales to European customers are denominated in dollars, substantially all sales to Japanese customers are denominated in yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the yen-dollar exchange rate during the lengthy period from purchase order to ultimate payment. The length of time between receipt of order and ultimate payment typically ranges from six to twelve months. The exchange rate risk is partially offset to the extent the Company's Japanese subsidiary incurs yen-denominated expenses. To date, the Company has not invested in instruments designed to hedge currency risks, but it may do so in the future. The Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either yen or dollars. Since the financial statements of the Japanese subsidiary are based in yen and the Company's financial statements are based in dollars, the Japanese subsidiary and the Company recognize income or loss in any period in which the value of the yen rises or falls in relation to the dollar.

In accordance with SFAS 86, the Company capitalizes its systems software development costs incurred after a system achieves technological feasibility and before first commercial shipment. Such costs typically represent a small portion of total research and development costs. No system software development costs were capitalized or amortized in fiscal 2002, 2001 and 2000.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations, long-term service contracts, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company's revenue recognition policy is significant because revenue is a key component of the results of operations. The Company's revenue consists primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. The Company recognizes revenue upon shipment and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractual agreed to amounts. Royalty revenue related to Performance Test Boards licensing income is recognized when paid by the licensee. This income is recorded in net sales. Provisions for the estimated future cost of warranty and installation are recorded at the time the products are shipped.

In addition, the Company's revenue recognition determines the timing of certain expenses, such as commissions and royalties. The Company follows very specific and detailed guidelines in measuring revenue in accordance with SAB 101; however, certain judgments affect the application of the revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary significantly from quarter to quarter and could result in future operating losses. The Company's revenue recognition policy is further affected by estimated reductions to revenue for special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial conditions of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required.

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company

determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

RESULTS OF OPERATIONS

The following table sets forth statements of operations data as a percentage of net sales for the periods indicated.

	Year Ended May 31,		
	2002	2001	2000
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	51.6	57.7	70.5
Gross profit	48.4	42.3	29.5
Operating expenses:			
Selling, general and administrative	52.1	23.4	32.3
Research and development	32.1	16.1	21.9
Research and development cost reimbursement--DARPA	--	(1.9)	(3.5)
Total operating expenses	84.2	37.6	50.7
Income (loss) from operations	(35.8)	4.7	(21.2)
Interest income	4.1	3.1	4.0
Interest expense	--	(0.0)	(0.0)
Other income (expense), net	(0.3)	0.3	2.0
Income (loss) before income taxes	(32.0)	8.1	(15.2)
Income tax expense (benefit)	9.9	3.4	(4.6)
Income (loss) before cumulative effect of change in accounting principle	(41.9)	4.7	(10.6)
Cumulative effect of change in accounting principle - net of tax	--	(5.2)	--
Net loss	(41.9)%	(0.5)%	(10.6)%

FISCAL YEAR ENDED MAY 31, 2002 COMPARED TO FISCAL YEAR ENDED MAY 31, 2001

NET SALES. Net sales consist primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. Net sales decreased to $12.6 million in the fiscal year ended May 31, 2002 from $31.0 million in the fiscal year ended May 31, 2001, a decrease of 59.5%. The decrease in net sales in fiscal 2002 was primarily the result of reduced capital spending by the Company's customers, as a result of the continuing semiconductor industry downturn, which resulted in decreases in sales of dynamic burn-in products of approximately $15.1 million and MTX products of approximately of $3.7 million.

GROSS PROFIT. Gross profit consists of net sales less cost of sales. Cost of sales consists primarily of the cost of materials, assembly and test costs, and overhead from operations. Gross profit decreased to $6.1 million in the fiscal year ended May 31, 2002 from $13.1 million in the fiscal year ended May 31, 2001, a decrease of 53.6%. Gross profit margin increased to 48.4% in the fiscal year ended May 31, 2002 from 42.3% in the fiscal year ended May 31, 2001. The increase in gross profit margin was primarily the result of a change in product mix, resulting in lower material costs as a percentage of net sales, partially offset by an increase in manufacturing overhead as a percentage of sales, resulting from a lower level of net sales.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and related costs of employees, customer support costs, commission expenses to independent sales representatives, product promotion and other professional services. SG&A expenses decreased to $6.5 million in the fiscal year ended May 31, 2002 from $7.3 million in the fiscal year ended May 31, 2001, a decrease of 9.8%. The decrease in SG&A expenses was primarily due to decreases in employment related expenses and product support expenses of $261,000 and $226,000, respectively. As a percentage of net sales, SG&A expenses increased to 52.1% in the fiscal year ended May 31, 2002 from 23.4% in the fiscal year ended May 31, 2001, reflecting lower net sales.

RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses consist primarily of salaries and related costs of employees engaged in ongoing research, design and development activities, costs of engineering materials and supplies, and professional consulting expenses. R&D expenses decreased to $4.0 million in the fiscal year ended May 31, 2002 from $5.0 million in the fiscal year ended May 31, 2001, a decrease of 19.0%. The decrease in R&D expenses was primarily due to decreases in employment related expenses of $352,000 and facilities expenses of $230,000. As a percentage of net sales, R&D expenses increased to 32.1% in the fiscal year ended May 31, 2002 from 16.1% in the fiscal year ended May 31, 2001, reflecting lower net sales.

RESEARCH AND DEVELOPMENT COST REIMBURSEMENT - DARPA. Research and development cost reimbursement - DARPA ("R&D - DARPA") is a credit representing reimbursements by DARPA of costs incurred in the Company's wafer-level burn-in development project. R&D - DARPA was nil in the fiscal year ended May 31, 2002, compared to $600,000 in the fiscal year ended May 31, 2001. Payments by DARPA depended on satisfaction of development milestones, and the level of payments varied significantly from fiscal year to fiscal year. The two final milestones of this agreement were approved and paid during fiscal 2001. It is not expected that there will be any additional R&D - DARPA credits recorded for this project after fiscal 2001.

In 1994, the Company entered into a cost-sharing agreement with DARPA, a U.S. government agency, under which DARPA provided co-funding for the development of wafer-level burn-in and test equipment. The contract provided for potential payments by DARPA totaling up to $6.5 million. The agreement provided that (i) the Company shall retain title to all co-funded inventions, (ii) DARPA will receive a paid-up license to use the inventions for government purposes and (iii) DARPA can require the Company to license the inventions to third parties on reasonable terms if the Company fails to adequately commercialize the inventions. DARPA payments are reflected as credits to research and development expenses.

INTEREST INCOME. Interest income decreased to $520,000 in the fiscal year ended May 31, 2002 from $971,000 in the fiscal year ended May 31, 2001, a decrease of 46.4%. The decrease in interest income was primarily related to a lower average rate of return on investments and a lower level of cash and investments.

INTEREST EXPENSE. Interest expense was nil in the fiscal year ended May 31, 2002, compared with interest expense of $7,000 in the fiscal year ended May 31, 2001, primarily the result of the full repayment of outstanding debt in the fourth quarter of fiscal 2001.

OTHER INCOME (EXPENSE), NET. Other expense, net was $43,000 in the fiscal year ended May 31, 2002, compared with other income, net of $98,000 in the fiscal year ended May 31, 2001. The decrease in other income (expense), net was primarily due to the recognition of less income recorded in the fiscal year ended May 31, 2002 related to the Company's 25% interest in ESA Electronics PTE Ltd.

INCOME TAX EXPENSE (BENEFIT). Income tax expense was $1.2 million in the fiscal year ended May 31, 2002, compared with income tax expense of $1.0 million in the fiscal year ended May 31, 2001. The income tax expense in the fiscal year ended May 31, 2002 was primarily due to a non-cash charge of $2.5 million recorded in the fourth quarter associated with increasing the valuation allowance against deferred tax assets. SFAS 109 requires the Company to evaluate the uncertainty of utilizing the deferred tax assets. The income tax expense in the fiscal year ended May 31, 2001 was primarily due to the tax expense recorded as a result of income earned in the Company's U.S. operations. The Company's effective income tax rate did not approximate the statutory tax rates of the jurisdictions in which the Company operates primarily because no tax benefit is being recorded for losses in the Company's U.S. operation and its Japanese subsidiary.

FISCAL YEAR ENDED MAY 31, 2001 COMPARED TO FISCAL YEAR ENDED MAY 31, 2000

NET SALES. Net sales increased to $31.0 million in the fiscal year ended May 31, 2001 from $24.5 million in the fiscal year ended May 31, 2000, an increase of 26.7%. Net sales of $31.0 million in fiscal 2001 reflect the Company's adoption of SAB 101, discussed below in "Accounting Change", which resulted in a net increase in recognized revenue in fiscal 2001 of $1.9 million. In addition, the increase in net sales in fiscal 2001 resulted from an increase in sales of

dynamic burn-in products of approximately $10.1 million, partially offset by decreases in sales of MTX products of approximately $5.0 million and DiePak products of approximately $528,000.

GROSS PROFIT. Gross profit increased to $13.1 million in the fiscal year ended May 31, 2001 from $7.2 million in the fiscal year ended May 31, 2000, an increase of 81.2%. Gross profit margin increased to 42.3% in the fiscal year ended May 31, 2001 from 29.5% in the fiscal year ended May 31, 2000. The increase in gross profit margin was primarily the result of a change in product mix, resulting in lower material costs as a percentage of net sales, and a decrease in provision for inventory reserves, partially offset by an increase in the provision for warranty.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses decreased to $7.3 million in the fiscal year ended May 31, 2001 from $7.9 million in the fiscal year ended May 31, 2000, a decrease of 8.4%. The decrease in SG&A expenses was primarily due to a decrease in product support expenses. As a percentage of net sales, SG&A expenses decreased to 23.4% in the fiscal year ended May 31, 2001 from 32.3% in the fiscal year ended May 31, 2000, reflecting higher net sales.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased to $5.0 million in the fiscal year ended May 31, 2001 from $5.4 million in the fiscal year ended May 31, 2000, a decrease of 7.2%. The decrease in R&D expenses was primarily due to a decrease in project material expenses. As a percentage of net sales, R&D expenses decreased to 16.1% in the fiscal year ended May 31, 2001 from 21.9% in the fiscal year ended May 31, 2000, reflecting higher net sales.

RESEARCH AND DEVELOPMENT COST REIMBURSEMENT - DARPA. Research and development cost reimbursement - DARPA decreased to $600,000 in the fiscal year ended May 31, 2001 from $866,000 in the fiscal year ended May 31, 2000, a decrease of 30.7%. Payments by DARPA depended on satisfaction of development milestones, and the level of payments varied significantly from fiscal year to fiscal year. The two final milestones of this agreement were approved and paid during fiscal 2001.

INTEREST INCOME. Interest income decreased to $971,000 in the fiscal year ended May 31, 2001 from $985,000 in the fiscal year ended May 31, 2000, a decrease of 1.4%.

INTEREST EXPENSE. Interest expense decreased to $7,000 in the fiscal year ended May 31, 2001 from $11,000 in the fiscal year ended May 31, 2000, a decrease of 36.4%. The decrease in interest expense was primarily the result of a lower level of outstanding debt in fiscal 2001.

OTHER INCOME (EXPENSE), NET. Other income, net decreased to $98,000 in the fiscal year ended May 31, 2001, from $498,000 in the fiscal year ended May 31, 2000 a decrease of 80.3%. The decrease in other income, net was primarily due to foreign currency exchange losses recorded by the Company and its subsidiaries in the fiscal year ended May 31, 2001 versus foreign currency exchange gains recorded in the fiscal year ended May 31, 2000.

INCOME TAX EXPENSE (BENEFIT). Income tax expense was $1.0 million in the fiscal year ended May 31, 2001, compared with income tax benefit of $1.1 million in the fiscal year ended May 31, 2000. The income tax expense in the fiscal year ended May 31, 2001 was primarily due to the tax expense recorded as a result of income earned in the Company's U.S. operations. The income tax benefit in the fiscal year ended May 31, 2000 was primarily due to the tax benefit recorded as a result of losses incurred in the Company's U.S. operations.

ACCOUNTING CHANGE

In May 2001, the Company changed its accounting method for recognizing revenue on sales with an effective date of June 1, 2000. The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title. As a result, effective June 1, 2000, to comply with the provisions of SAB 101, the Company recognizes revenue upon shipment and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractual agreed to amounts. Prior to June 1, 2000, revenue for all products except royalties was recognized upon shipment of product provided no significant obligations remained and collectability was assured. Provisions for the estimated future cost of warranty and installation were recorded at the time the products were shipped. As a result of this change, the Company recorded a non-recurring charge of $1.6 million for the cumulative effect of a change in accounting principle due to the adoption of SAB 101. This amount represents contracts subject to acceptance and the fair value of installation on systems that shipped prior to fiscal 2001, but did not receive final customer acceptance or were not installed until after fiscal 2000, net of tax.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of liquidity has been generated from the Company's August 1997 initial public offering, which resulted in net proceeds to the Company of approximately $26.8 million. As of May 31, 2002, the Company had $15.5 million in cash and short-term investments.

Net cash used in operating activities was approximately $226,000 for the fiscal year ended May 31, 2002, and net cash provided by operating activities was $1.0 million for the fiscal year ended May 31, 2001. For the fiscal year ended May 31, 2002, net cash used in operating activities was due primarily to the net loss of $5.3 million, partially offset by decreases in accounts receivable of $2.7 million, deferred income taxes of $1.6 million and inventory of $1.5 million. For the fiscal year ended May 31, 2001, net cash provided by operating activities was due to net income before cumulative effect of change in accounting principle of $1.5 million, non-cash depreciation expense of $651,000, a decrease in inventories and an increase in accrued expenses and deferred revenue, offset by an increase in accounts receivable and a decrease in accounts payable.

Net cash used in investing activities was approximately $3.0 million for the fiscal year ended May 31, 2002, and net cash provided by investing activities was approximately $1.0 million for the fiscal year ended May 31, 2001. Net cash used in investing activities for the fiscal year ended May 31, 2002 was primarily due to the purchase of short-term investments, partially offset by the sale of long-term investments. Net cash provided by investing activities during the fiscal year ended May 31, 2001 was primarily due to the sale of short-term investments, partially offset by the purchase of long-term investments.

Financing activities provided cash of approximately $338,000 in the fiscal year ended May 31, 2002 and $301,000 in the fiscal year ended May 31, 2001. Net cash provided by financing activities for the fiscal year ended May 31, 2002 was primarily due to proceeds from issuance of common stock and exercise of stock options, partially offset by the Company's repurchase of 35,500 of its outstanding common shares at an average price of $3.98. Net cash provided by financing activities for the fiscal year ended May 31, 2001 was primarily due to proceeds from issuance of common stock and exercise of stock options, partially offset by the Company's repurchase of 98,800 of its outstanding common shares at an average price of $4.71 and principal repayments of the Company's long-term debt and capital lease obligation.

As of May 31, 2002, the Company had working capital of $26.0 million, compared with $28.8 million as of May 31, 2001. Working capital consists of cash and cash equivalents, short-term investments, accounts receivable, inventory and other current assets, less current liabilities.

The Company announced in August 1998 that its board of directors had authorized the repurchase of up to 1,000,000 shares of its outstanding common shares. The Company may repurchase the shares in the open market or in privately negotiated transactions, from time to time, subject to market conditions. The number of shares of common stock actually acquired by the Company will depend on subsequent developments and corporate needs, and the repurchase program may be interrupted or discontinued at any time. Any such repurchase of shares, if consummated, may use a portion of the Company's working capital. As of May 31, 2002, the Company had repurchased 446,000 shares at an average price of $4.23. Shares repurchased by the Company are cancelled.

The Company leases most of its manufacturing and office space under operating leases. The Company entered into a non-cancelable operating lease agreement for its United States manufacturing and office facilities, which commenced in December 1999 and expires in December 2009. Under the lease agreement, the Company is responsible for payments of utilities, taxes and insurance.

Minimum annual rentals payments under operating leases in each of the next five fiscal years and thereafter are as follows (in thousands):

	Payments Due by Period						
	Total	2003	2004	2005	2006	2007	Thereafter
Operating Leases............	$5,944	$726	$740	$752	$765	$791	$2,170

From time to time, the Company evaluates potential acquisitions of businesses, products or technologies that complement the Company's business. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of equity. The Company has no present understandings, commitments or agreements with respect to any material acquisitions.

The Company anticipates that the existing cash balance together with cash provided by operations, if any, are adequate to meet its working capital and capital equipment requirements through fiscal 2003. After fiscal 2003, depending on its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required, or if available, that such financing can be obtained on terms satisfactory to the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company adopted the provisions of SFAS 141 as of the required effective date. The adoption of the SFAS 141 did not have any effect on the Company's financial position or results of operations.

In July 21, 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Company expects that the initial application of SFAS 142 will not have a material impact on its financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-lived Assets". The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of, " and to develop a single accounting model, based on the framework established by SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Although SFAS 144 supersedes SFAS 121, it retains some fundamental provisions of SFAS 121. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company expects that the initial application of SFAS 144 will not have a material impact on its financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Exit or Disposal Activities". SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 but early application is encouraged. The provisions of EITF Issue No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue No. 94-3 prior to the adoption of SFAS 146. Adopting the provisions of SFAS 146 will change, on a prospective basis, the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Special Note Regarding Forward Looking Statements

This Annual Report on Form 10-K (this "Report") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Discussions containing such forward-looking statements may be found in this section, as well as within this Report generally. In addition, when used in this Report, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties.

Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not undertake, and specifically declines, any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

FLUCTUATIONS IN OPERATING RESULTS. The Company has experienced and expects to continue to experience significant fluctuations in its quarterly and annual operating results. During fiscal 2002 and 2001, quarterly net sales have been as low as $2.8 million and as high as $9.0 million, and gross margins for quarterly sales have fluctuated between 37.8% and 52.1%. The Company's future operating results will depend upon a variety of factors, including the timing of significant orders, the mix of products sold, changes in pricing by the Company, its competitors, customers or suppliers, the length of sales cycles for the Company's products, timing of new product announcements and releases by the Company and its competitors, market acceptance of new products and enhanced versions of the Company's products, capital spending patterns by customers, manufacturing inefficiencies associated with new product introductions by the Company, the Company's ability to produce systems and products in volume and meet customer requirements, product returns and customer acceptance of product shipments, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances, and various competitive factors, including price-based competition and competition from vendors employing other technologies. The Company's gross margins have varied and will continue to vary based on a variety of factors, including the mix of products sold, sales volume, and the amount of products sold under volume purchase arrangements, which tend to have lower selling prices. Accordingly, past performance may not be indicative of future performance.

DEPENDENCE ON TIMING AND SIZE OF SALES ORDERS AND SHIPMENT. The Company derives a substantial portion of its revenues from the sale of a relatively small number of systems which typically range in purchase price from approximately $200,000 to over $1.0 million. As a result, the loss or deferral of a limited number of system sales could have a material adverse effect on the Company's net sales and operating results in a particular period. All customer purchase orders are subject to cancellation or rescheduling by the customer with limited penalties, and, therefore, backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. From time to time, cancellations and rescheduling of customer orders have occurred, and delays by the Company's suppliers in providing components or subassemblies to the Company have caused delays in the Company's shipments of its own products. There can be no assurance that the Company will not be materially adversely affected by future cancellations and rescheduling. A substantial portion of net sales typically are realized near the end of each quarter. A delay or reduction in shipments near the end of a particular quarter, due, for example, to unanticipated shipment rescheduling, cancellations or deferrals by customers, customer credit issues, unexpected manufacturing difficulties experienced by the Company, or delays in deliveries by suppliers, could cause net sales in a particular quarter to fall significantly below the Company's expectations. As the Company incurs expenses in anticipation of future sales levels, the Company's results of operations may be adversely affected if such sales levels are not achieved.

RECENT OPERATING LOSSES. The Company incurred operating losses of $4.5 million, $5.2 million and $4.6 million in fiscal 2002, 2000 and 1999, respectively. The Company operated profitably in fiscal 2001 and from fiscal 1996 to 1998, due to increased net sales that were substantially the result of sales of new products, particularly sales of MTX systems. In fiscal 1998, the Company began to feel an industry slowdown due to uncertainties caused primarily by the financial crisis in Asia and DRAM overcapacity and recorded operating losses in fiscal 1999 and 2000. Beginning in the second half of fiscal 2001, the Company has experienced a sharp and severe industry downturn and recorded an operating loss in fiscal 2002. The Company anticipates that operating loss in the first quarter of fiscal 2003 will be somewhat similar to the operating loss in the fourth quarter of fiscal 2002. Given that the semiconductor equipment market is down more sharply and severely than the Company had anticipated, there can be no assurance that the Company's net sales and operating results will not continue to be further impacted by this prolonged downturn in the semiconductor equipment market and global economy.

DEPENDENCE ON MARKET ACCEPTANCE OF MTX SYSTEM. A principal element of the Company's strategy is to capture an increasing share of the memory test equipment market through sales of the MTX massively parallel test system. The MTX is designed to perform both burn-in and many of the final test functions currently performed by high-cost memory testers. The Company's strategy depends, in part, upon its ability to persuade potential customers that the MTX system can successfully perform a significant portion of such final test functions and that transferring such tests to MTX systems will reduce their overall capital and test costs. There can be no assurance that the Company's strategy will be successful. The failure of the MTX system to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and operating results.

Market acceptance of the MTX system is subject to a number of risks. Through the end of fiscal 2002, several companies purchased evaluation units of the MTX system, but only three customers have purchased production quantities. There are no long-term volume purchase commitments with any of these customers. There can be no assurance that these customers will continue to purchase MTX systems for their production facilities. Since most potential customers have successfully relied on memory testers for many years and their personnel understand the use and maintenance of such systems, the Company anticipates that they may be reluctant to change their procedures in order to transfer test functions to the MTX system. Before a customer will transfer test functions to the MTX, the test

programs must be translated for use with the MTX and lengthy correlation tests must be performed. Correlation testing may take up to six months or more. Furthermore, MTX system sales are expected to be primarily limited to new facilities and to existing facilities being upgraded to accommodate new product generations, such as the transition to new memory technologies, such as Rambus or Double Data Rate DRAMs. Construction of new facilities and upgrades of existing facilities have in some cases been delayed or canceled during this semiconductor industry downturn. Other companies have purchased MTX systems which are being used only in quality assurance and engineering applications. Market acceptance of the MTX system may also be affected by a reluctance of IC manufacturers to rely on relatively small suppliers such as the Company.

The Company's future sales and operating results are also partially dependent on its sales of performance test boards for use with the MTX system. Sales of PTBs by the Company and its licensees will depend upon the number of MTX systems operated by customers.

DEPENDENCE ON MARKET ACCEPTANCE OF FOX SYSTEM. Another element of the Company's strategy is to capture an increasing share of the test equipment market through sales of the FOX wafer-level burn-in and test system. The FOX system is newly designed to simultaneously burn-in and functionally test all of the die on a wafer, and the market for FOX systems is in the very early stages of development. The FOX system was introduced in July 2001, and no shipments have yet been made. The Company's strategy depends, in part, upon its ability to persuade potential customers that the FOX system can successfully contact and functionally test all of the die on a wafer simultaneously, and that this method of testing is cost-effective for the customer. There can be no assurance that the Company's strategy will be successful. The failure of the FOX system to achieve market acceptance would have a material adverse effect on the Company's future business.

Market acceptance of the FOX system is subject to a number of risks. The Company must complete development of the FOX system and the manufacturing processes used to build it. Before a customer will incorporate the FOX system in a production line, lengthy qualification and correlation tests must be performed. The Company anticipates that potential customers may be reluctant to change their procedures in order to transfer burn-in and test functions to the FOX system. Initial purchases are expected to be limited to systems used for these qualifications and for engineering studies. Market acceptance of the FOX system also may be affected by a reluctance of IC manufacturers to rely on relatively small suppliers such as the Company. As is common with new complex products incorporating leading-edge technologies, the Company may encounter reliability, design and manufacturing issues as it begins volume production and initial installations of FOX systems at customer sites. While the Company places a high priority on addressing these issues as they arise, there can be no assurance that they can be resolved to the customer's satisfaction or that the resolution of such problems will not cause the Company to incur significant development costs or warranty expenses or to lose significant sales opportunities.

DEPENDENCE ON DEVELOPMENT OF BARE DIE MARKET AND MARKET ACCEPTANCE OF DIEPAK CARRIER. Another element of the Company's strategy is to capture an increasing share of the bare die burn-in and test product market through sales of its DiePak carrier products. The Company developed the DiePak carrier to enable burn-in and test of bare die in order to supply known good die ("KGD") for use in applications such as multichip modules. The Company's DiePak strategy depends upon increased industry acceptance of bare die as an alternative to packaged die as well as acceptance of the Company's DiePak products. There can be no assurance that the Company's strategy will be successful. The market for carriers to produce KGD has not expanded as rapidly as expected. The failure of the bare die market to expand or of the DiePak carrier to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and operating results.

The emergence of the bare die market and broad acceptance of the DiePak carrier are subject to a number of risks. The Company believes that the growth of the bare die market depends largely on the relative cost and benefits to the manufacturers of PCs and other electronic products of using bare die rather than alternative IC packaging methods. There can be no assurance that electronic manufacturers will perceive that the benefits of KGD justify its potentially higher cost, and acceptance of KGD for many applications may therefore be limited. In addition, electronics manufacturers must change their manufacturing processes in order to use KGD, but electronics manufacturers typically have substantial investments in existing manufacturing technology and have historically been slow in transitioning to new technologies. There can be no assurance that the bare die market will emerge and grow as the Company anticipates, that the DiePak carrier will achieve commercial acceptance, or that the Company will not experience difficulties in ramping up production to meet any increased demand for DiePak products that may develop.

CUSTOMER CONCENTRATION. The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and contract assemblers account for a substantial portion of the purchases of semiconductor equipment. Sales to the Company's five largest customers accounted for approximately 61.7%, 58.8% and 64.3% of its net sales in fiscal 2002, 2001 and 2000, respectively. During fiscal 2002,

Texas Instruments, Formosa Advanced Technologies Co. Ltd. and ASE Test, Inc. accounted for 22.3%, 17.1% and 11.1% of the Company's net sales, respectively. During fiscal 2001, Texas Instruments and Formosa Advanced Technologies Co. Ltd. accounted for 25.2% and 12.7% of the Company's net sales, respectively. During fiscal 2000, Texas Instruments, Formosa Advanced Technologies Co. Ltd. and First International Computer Inc. accounted for 22.8%, 19.2% and 13.5% of the Company's net sales, respectively. No other customers represented more than 10% of the Company's net sales for any of such periods. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. The loss of or reduction or delay in orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could adversely affect the Company's business, financial condition and operating results.

LIMITED MARKET FOR BURN-IN SYSTEMS. Historically, a substantial portion of the Company's net sales were derived from the sale of dynamic burn-in systems. The market for burn-in systems is mature and estimated to be approximately $100 million per year. In general, process control improvements in the semiconductor industry have tended to reduce burn-in times. In addition, as a given IC product generation matures and yields increase, the required burn-in time may be reduced or eliminated. IC manufacturers, which historically have been the Company's primary customer base, increasingly outsource test and burn-in to independent test labs which often build their own systems. There can be no assurance that the market for burn-in systems will grow, and sales of the Company's burn-in products could decline.

LENGTHY SALES CYCLE. Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity or to restructure current manufacturing facilities, either of which typically involve a significant commitment of capital. In view of the significant investment or strategic issues that may be involved in a decision to purchase MTX and FOX systems or DiePak carriers, the Company may experience delays following initial qualification of the Company's systems as a result of delays in a customer's approval process. Furthermore, the approval process for MTX and FOX system and DiePak carrier sales may require lengthy qualification and correlation testing. For this and other reasons, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management effort in securing a sale. Lengthy sales cycles subject the Company to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which the Company has little or no control. The loss of individual orders due to the lengthy sales and evaluation cycle, or delays in the sale of even a limited number of systems could have a material adverse effect on the Company's business, operating results and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis.

DEPENDENCE ON INTERNATIONAL SALES AND OPERATIONS. Approximately 62.7%, 60.6% and 73.3% of the Company's net sales for fiscal 2002, 2001 and 2000, respectively, were attributable to sales to customers for delivery outside of the United States. The Company maintains a sales, service, product engineering and manufacturing organization in Japan, a sales and service organization in Germany and a sales and support organization in Taiwan. The Company expects that sales of products for delivery outside of the United States will continue to represent a substantial portion of its future revenues. The future performance of the Company will depend, in significant part, upon its ability to continue to compete in foreign markets which in turn will depend, in part, upon a continuation of current trade relations between the United States and foreign countries in which semiconductor manufacturers or assemblers have operations. A change toward more protectionist trade legislation in either the United States or such foreign countries, such as a change in the current tariff structures, export compliance or other trade policies, could adversely affect the Company's ability to sell its products in foreign markets. In addition, the Company is subject to other risks associated with doing business internationally, including longer receivable collection periods and greater difficulty in accounts receivable collection, the burden of complying with a variety of foreign laws, difficulty in staffing and managing global operations, risks of civil disturbance or other events which may limit or disrupt markets, international exchange restrictions, changing political conditions and monetary policies of foreign governments.

A substantial portion of the Company's sales has been in Asia. Turmoil in the Asian financial markets has resulted, and may result in the future, in dramatic currency devaluations, stock market declines, restriction of available credit and general financial weakness. In addition, DRAM prices have sometimes fallen dramatically, are currently doing so, and will likely do so again in the future. These developments may affect the Company in several ways. Currency devaluations may make dollar-denominated goods such as those of the Company relatively more expensive for Asian clients. The Company believes that many international semiconductor manufacturers limited capital spending (including the purchase of MTXs) in fiscal years 1999, 2001 and 2002, and that the uncertainty of the DRAM market may cause some manufacturers in the future to again delay capital spending plans. These circumstances may also affect the ability of the Company's customers to meet their payment obligations, resulting in cancellations or deferrals of existing orders and the limitation of additional orders. In addition, Asian governments have subsidized some portion of fab construction. Financial turmoil may reduce these governments' willingness to continue such subsidies. Such

developments could have a material adverse affect on the Company's business, financial condition and results of operations.

Because a substantial portion of the Company's net sales is from sales of products for delivery outside the United States, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of the Company's products compared to products sold by local companies in such markets. Approximately 90.0%, 4.6% and 5.4% of the Company's net sales for fiscal 2002 were denominated in U.S. Dollars, Japanese Yen and Euro, respectively. Although a large percentage of sales to European customers is denominated in dollars, substantially all sales to Japanese customers are denominated in yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the yen-dollar exchange rate during the lengthy period from purchase order to ultimate payment. This exchange rate risk is partially offset to the extent the Company's Japanese subsidiary incurs yen-denominated expenses. To date, the Company has not invested in instruments designed to hedge currency risks. In addition, the Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either yen or dollars. Since the financial statements of the Japanese subsidiary are based in yen and the financial statements of the Company are based in dollars, the Japanese subsidiary and the Company recognize currency exchange gain or loss in any period in which the value of the yen rises or falls in relation to the dollar. The Company experienced currency exchange losses of $23,000 and $238,000 in fiscal 2002 and 2001, respectively. The Company recorded a currency exchange gain of $371,000 in fiscal 2000.

A substantial portion of the world's manufacturers of memory devices are in Korea, Japan and Taiwan and growth in the Company's net sales depends in large part upon its ability to penetrate the Korean and Japanese markets. Both the Korean and Japanese markets are difficult for foreign companies to penetrate. The Company has served the Japanese market through its Japanese subsidiary, which has experienced limited success and incurred operating losses in recent years. Sales into Korea have not been significant in recent years. In fiscal 2001, the Company signed an agreement with a new Korean distributor. Taiwan represents an increasingly important portion of the memory manufacturer market. The Company established a support organization in Taiwan in fiscal 2001 and subsequently added a sales function. The lack of local manufacturing may impede the Company's efforts to develop the Korean and Taiwanese markets. There can be no assurance that the Company's efforts in Japan, Korea or Taiwan will be successful or that the Company will be able to achieve and sustain significant sales to, or be able to successfully compete in, the Japanese, Korean or Taiwanese markets.

RAPID TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTION. The semiconductor equipment industry is subject to rapid technological change and new product introductions and enhancements. The Company's ability to remain competitive will depend in part upon its ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. The Company's success in developing new and enhanced products depends upon a variety of factors, including product selection, timely and efficient completion of product design, timely and efficient implementation of manufacturing and assembly processes, product performance in the field and effective sales and marketing. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which design, engineering and reliability issues are identified and addressed by the Company and its suppliers. This process in the past required and in the future is likely to require the Company to incur unreimbursed engineering expenses, and from time to time to experience warranty claims or product returns. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products that satisfy market demand. Any such failure would materially adversely affect the Company's business, financial condition and results of operations.

Because of the complexity of the Company's products, significant delays can occur between a product's introduction and the commencement of volume production of such product. The Company has experienced significant delays from time to time in the introduction of, and technical and manufacturing difficulties with, certain of its products and may experience delays and technical and manufacturing difficulties in future introductions or volume production of new products, and there can be no assurance that the Company will not encounter such difficulties in the future. The Company's inability to complete product development, products or to manufacture and ship products in volume and in time to meet customer requirements would materially adversely affect the Company's business, financial condition and results of operations.

As is common with new complex and software-intensive products, the Company encountered reliability, design and manufacturing issues as it began volume production and initial installations of certain products at customer sites. The Company places a high priority on addressing these issues as they arise. Certain of these issues in the past have been related to components and subsystems supplied to the Company by third parties which have in some cases limited the ability of the Company to address such issues promptly. When the Company is in an early stage of the life cycle of one

of its products, there can be no assurance that reliability, design and manufacturing issues will not be discovered in the future or that such issues, if they arise, can be resolved to the customers' satisfaction or that the resolution of such problems will not cause the Company to incur significant development costs or warranty expenses or to lose significant sales opportunities.

Future improvements in semiconductor design and manufacturing technology may reduce or eliminate the need for the Company's products. For example, the introduction of viable wafer-level burn-in and test systems, improvements in built-in self test ("BIST") technology, and improvements in conventional test systems, such as reduced cost or increased throughput, may significantly reduce or eliminate the market for one or more of the Company's products.

INTENSE COMPETITION. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. In addition, continuing consolidation in the semiconductor equipment industry, and potential future consolidation, could adversely affect the ability of smaller companies such as the Company to compete with larger, integrated competitors. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's existing products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

The semiconductor equipment industry is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, technical capabilities, quality, flexibility, automation, cost of ownership, reliability, throughput, product availability and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company.

Because the Company's MTX system performs burn-in and many of the functional tests performed by traditional memory testers, the MTX system faces intense competition from burn-in system suppliers and traditional memory tester suppliers. The market for burn-in systems is highly fragmented, with many domestic and international suppliers. Some users, such as independent test labs, build their own burn-in systems, and some other users, particularly large Japanese IC manufacturers, acquire burn-in systems from captive or affiliated suppliers. Competing suppliers of burn-in and functional test systems include Ando Corporation, Japan Engineering Company and Reliability Incorporated. In addition, suppliers of memory test equipment including Advantest Corporation and Teradyne, Inc. may seek to offer competitive parallel test systems in the future.

The Company's MAX and ATX monitored and dynamic burn-in systems increasingly have faced and are expected to continue to face severe competition, especially from local, low cost manufacturers and from systems manufacturers that offer higher power dissipation per DUT.

The Company's FOX full wafer contact system is expected to face competition from larger systems manufacturers that have more advanced technological know-how and a broader range of manufacturing resources. Competing suppliers of full wafer contact system include Tokyo Electron Limited and Matsushita Electric Industrial Co., Ltd.

The Company's DiePak products could face significant competition. The Company believes that several companies have developed or are developing other products which are intended to enable burn-in and test of bare die. As the bare die market develops, the Company expects that other competitors will emerge. The DiePak products also face severe competition from other alternative test solutions. The Company expects that the primary competitive factors in this market will be cost, performance, reliability and assured supply.

The Company's test fixture products face numerous competitors. There are limited barriers to entry into the BIB market, and as a result, many small companies design and manufacture BIBs, including BIBs for use with the Company's MAX and ATX systems. The Company's strategy is to provide high performance BIBs, and the Company generally does not compete to supply low cost, low performance BIBs The Company has a partnership with Pycon Inc. whereby Pycon will design, manufacture and sell the BIBs and the Company will provide Pycon with system know-how. Both companies will jointly market and sell the BIBs and PTBs. There can be no assurance that the partnership will be successful. The Company has granted royalty-bearing licenses to several companies to make PTBs for use with its MTX systems, in order to assure customers of a second source of supply, and the Company may license others as well. Sales of PTBs by licensees result in royalties to the Company but reduce the Company's own sales of PTBs.

The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

CYCLICALITY OF SEMICONDUCTOR INDUSTRY AND CUSTOMER PURCHASES; RISK OF CANCELLATIONS AND RESCHEDULINGS. The Company's operating results depend primarily upon the capital expenditures of semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor and semiconductor equipment industries in general, and the market for DRAMs and other memories in particular, historically have been highly volatile and have experienced periodic downturns and slowdowns, which have had a severe negative effect on the semiconductor industry's demand for semiconductor capital equipment, including test and burn-in systems manufactured and marketed by the Company. These downturns and slowdowns have adversely affected the Company's operating results in the past and in fiscal 1999, 2000, and 2002. In addition, the purchasing patterns of the Company's customers are also highly cyclical because most customers purchase the Company's products for use in new production facilities or for upgrading existing test lines for the introduction of next generation products. Construction of new facilities and upgrades of existing facilities have in some cases been delayed or canceled during the most recent semiconductor industry downturn. A large portion of the Company's net sales are attributable to a few customers and therefore a reduction in purchases by one or more customers could materially adversely affect the Company's financial results. There can be no assurance that the semiconductor industry will grow in the future at the same rates it has grown historically. Any downturn or slowdown in the semiconductor industry would have a material adverse effect on the Company's business, financial condition and operating results. In addition, the need to maintain investment in research and development and to maintain customer service and support will limit the Company's ability to reduce its expenses in response to any such downturn or slowdown period.

The semiconductor equipment manufacturing industry has historically been subject to a relatively high rate of purchase order cancellation by customers as compared to other high technology industry sectors. Manufacturing companies that are the customers of semiconductor equipment companies frequently revise, postpone and cancel capital facility expansion plans. In such cases, semiconductor equipment companies may experience a significant rate of cancellations and reschedulings of purchase orders, as was the case in the industry in late 1995, early 1996, 1998, 2001 and 2002. There can be no assurance that the Company will not be materially adversely affected by future cancellations and reschedulings.

DEPENDENCE ON SUBCONTRACTORS; SOLE OR LIMITED SOURCES OF SUPPLY. The Company relies on subcontractors to manufacture many of the components or subassemblies used in its products. The Company's MTX, MAX, ATX and FOX systems and DiePak carriers contain several components, including environmental chambers, power supplies, wafer contactors, signal distribution substrates and certain ICs, which are currently supplied by only one or a limited number of suppliers. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier was to become unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any delay, interruption or termination of a supplier relationship could have a material adverse effect on the Company's business, financial condition and operating results.

POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Company's Common Stock has been, and may continue to be, extremely volatile. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's operating results, failure to meet securities analysts' expectations, general conditions in the semiconductor and semiconductor equipment industries and the worldwide economy, announcement of technological innovations, new systems or product enhancements by the Company or its competitors, fluctuations in the level of cooperative development funding, acquisitions, changes in governmental regulations, developments in patents or other intellectual property rights and changes in the Company's relationships with customers and suppliers could cause the price of the Company's Common Stock to fluctuate substantially. In addition, in recent years the stock market in general, and the market for small capitalization and high technology stocks

in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's Common Stock.

MANAGEMENT OF CHANGING BUSINESS. If the Company is to be successful, it must expand its operations. Such expansion will place a significant strain on the Company's administrative, operational and financial resources. Such expansion will result in a continuing increase in the responsibility placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If the Company is unable to manage the expansion of its operations effectively, the Company's business, financial condition and operating results will be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon the continued service of Rhea Posedel, its Chief Executive Officer, as well as other executive officers and key employees. The Company does not maintain key person life insurance for its benefit on any of its personnel, and none of the Company's employees is subject to a non-competition agreement with the Company. The loss of the services of any of its executive officers or a group of key employees could have a material adverse effect on the Company's business, financial condition and operating results. The Company's future success will depend in significant part upon its ability to attract and retain highly skilled technical, management, sales and marketing personnel. There is a limited number of personnel with the requisite skills to serve in these positions, and it has become increasingly difficult for the Company to hire such personnel. Competition for such personnel in the semiconductor equipment industry is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The Company's inability to attract and retain the executive management and other key personnel it requires could have a material adverse effect on the Company's business, financial condition and operating results.

INTELLECTUAL PROPERTY PROTECTION AND INFRINGEMENT. The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

There are no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggestions that the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

ENVIRONMENTAL REGULATIONS. Federal, state and local regulations impose various controls on the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used in the Company's operations. The Company believes that its activities conform in all material respects to current environmental and land use regulations applicable to its operations and its current facilities and that it has obtained environmental permits necessary to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

Item 7a. Quantitative and Qualitative Disclosures about Market Risks

The Company considered the provisions of Financial Reporting Release No. 48 "Disclosures of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosures of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Commodity Instruments." The Company has no holdings of derivative financial or commodity instruments at May 31, 2002.

The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. The Company invests excess cash in a managed portfolio of corporate and government bond instruments with maturities of 18 months or less. The Company does not use any financial instruments for speculative or trading purposes. Fluctuations in interest rates would not have a material effect on the Company's financial position, results of operations and cash flows.

A majority of the Company's revenue and capital spending is transacted in U.S. dollars. The Company, however, enters into transactions in other currencies, primarily Japanese Yen. Substantially all sales to Japanese customers are denominated in yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the yen-dollar exchange rate during the lengthy period from purchase order to ultimate payment. This exchange rate risk is partially offset to the extent that the Company's Japanese subsidiary incurs yen-denominated expenses. To date, the Company has not invested in instruments designed to hedge currency risks. In addition, the Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either yen or dollars. Since the Japanese subsidiary's financial statements are based in yen and the Company's financial statements are based in dollars, the Japanese subsidiary and the Company recognize foreign exchange gain or loss in any period in which the value of the yen rises or falls in relation to the dollar. A 10% decrease in the value of the yen as compared with the dollar would potentially result in an additional net loss of approximately $176,000.

Item 8. Financial Statements and Supplementary Data

INDEX

Consolidated Financial Statements of Aehr Test Systems

Report of Independent Accountants 29

Consolidated Balance Sheets at May 31, 2002 and 2001 30

Consolidated Statements of Operations for the years ended May 31, 2002, 2001 and 2000 31

Consolidated Statements of Shareholders' Equity and Accumulated Other Comprehensive Income for the years ended May 31, 2002, 2001 and 2000 32

Consolidated Statements of Cash Flows for the years ended May 31, 2002, 2001 and 2000 33

Notes to Consolidated Financial Statements 34

Selected Quarterly Consolidated Financial Data (Unaudited) 45

Financial Statement Schedule

Schedule for the years ended May 31, 2002, 2001, 2000

Schedule II Valuation and Qualifying Accounts 46

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Aehr Test Systems:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Aehr Test Systems and its subsidiaries at May 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective June 1, 2000, the Company changed its method of recognizing revenue to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101.

/s/ PricewaterhouseCoopers LLP

San Jose, California
July 23, 2002

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	May 31, 2002	May 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,485	$10,391
Short-term investments	8,003	3,764
Accounts receivable, net of allowance for doubtful accounts of $71 and $135 at May 31, 2002 and 2001, respectively	3,132	5,751
Inventories	8,633	10,125
Deferred income taxes	--	1,613
Prepaid expenses and other	2,373	1,708
Total current assets	29,626	33,352
Property and equipment, net	2,356	2,103
Long-term investments	--	2,267
Other assets, net	1,836	1,870
Total assets	$33,818	$39,592
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 874	$ 1,213
Accrued expenses	2,260	3,336
Deferred revenue	540	51
Total current liabilities	3,674	4,600
Deferred revenue	35	39
Deferred lease commitment	224	146
Total liabilities	3,933	4,785
Commitments (Note 6).		
Shareholders' equity:		
Preferred stock, $.01 par value: Authorized: 10,000 shares; Issued and outstanding: none	--	--
Common stock, $.01 par value: Authorized: 75,000 shares; Issued and outstanding: 7,184 shares and 7,116 shares at May 31, 2002 and 2001, respectively	72	71
Additional paid-in capital	36,387	36,134
Note receivable from shareholders	--	(84)
Accumulated other comprehensive income	1,494	1,487
Accumulated deficit	(8,068)	(2,801)
Total shareholders' equity	29,885	34,807
Total liabilities and shareholders' equity	$33,818	$39,592

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended May 31,		
	2002	2001	2000
Net sales	$12,568	$31,039	$24,505
Cost of sales	6,488	17,923	17,267
Gross profit	6,080	13,116	7,238
Operating expenses:			
Selling, general and administrative	6,547	7,262	7,930
Research and development	4,036	4,982	5,367
Research and development cost reimbursement--DARPA	--	(600)	(866)
Total operating expenses	10,583	11,644	12,431
Income (loss) from operations	(4,503)	1,472	(5,193)
Interest income	520	971	985
Interest expense	--	(7)	(11)
Other income (expense), net	(43)	98	498
Income (loss) before income taxes	(4,026)	2,534	(3,721)
Income tax expense (benefit)	1,241	1,046	(1,116)
Income (loss) before cumulative effect of change in accounting principle	(5,267)	1,488	(2,605)
Cumulative effect of change in accounting principle - net of tax	--	(1,629)	--
Net loss	(5,267)	(141)	(2,605)
Other comprehensive income (loss), net of tax:			
Foreign currency translation income (expense)	24	(109)	(343)
Unrealized holding gains (losses) arising during the year	(17)	32	48
Comprehensive loss	$(5,260)	$ (218)	$(2,900)
Income (loss) per share before cumulative effect of change in accounting principle:			
Basic	$ (0.74)	$ 0.21	$ (0.38)
Diluted	$ (0.74)	$ 0.21	$ (0.38)
Net loss per share			
Basic	$ (0.74)	$ (0.02)	$ (0.38)
Diluted	$ (0.74)	$ (0.02)	$ (0.38)
Shares used in per share calculation			
Basic	7,151	7,074	6,813
Diluted	7,151	7,179	6,813

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
(IN THOUSANDS)

	Common Stock		Additional Paid-in Capital	Notes Receivable From Shareholders	Accumulated Other Comprehensive Income		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			Unrealized Investment Loss	Cumulative Translation Adjustment		
Balances, May 31, 1999	6,756	$68	$34,806	--	$(61)	$1,920	$ (55)	$36,678
Issuance of common stock under employee plans	178	1	662	--	--	--	--	663
Repurchase of common stock	(28)	--	(136)	--	--	--	--	(136)
Net loss	--	--	--	--	--	--	(2,605)	(2,605)
Net unrealized gain on investments	--	--	--	--	48	--	--	48
Foreign currency translation adjustment	--	--	--	--	--	(343)	--	(343)
Comprehensive loss								(2,900)
Balances, May 31, 2000	6,906	69	35,332	--	(13)	1,577	(2,660)	34,305
Issuance of common stock under employee plans	308	2	1,270	--	--	--	--	1,272
Repurchase of common stock	(98)	--	(468)	--	--	--	--	(468)
Note receivable from shareholders	--	--	--	$(84)	--	--	--	(84)
Net loss	--	--	--	--	--	--	(141)	(141)
Net unrealized gain on investments	--	--	--	--	32	--	--	32
Foreign currency translation adjustment	--	--	--	--	--	(109)	--	(109)
Comprehensive loss								(218)
Balances, May 31, 2001	7,116	71	36,134	(84)	19	1,468	(2,801)	34,807
Issuance of common stock under employee plans	104	1	394	--	--	--	--	395
Repurchase of common stock	(36)	--	(141)	--	--	--	--	(141)
Note receivable from shareholders	--	--	--	84	--	--	--	84
Net loss	--	--	--	--	--	--	(5,267)	(5,267)
Net unrealized loss on investments	--	--	--	--	(17)	--	--	(17)
Foreign currency translation adjustment	--	--	--	--	--	24	--	24
Comprehensive loss								(5,260)
Balances, May 31, 2002	7,184	$72	$36,387	$ --	$ 2	$1,492	$(8,068)	$29,885

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended May 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net loss	$(5,267)	$ (141)	$(2,605)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle	--	1,629	--
Provision for doubtful accounts	(64)	(23)	27
Loss on disposition of property and equipment	79	34	6
Depreciation and amortization	662	651	703
Deferred income taxes	1,613	--	--
Changes in operating assets and liabilities:			
Accounts receivable	2,687	(2,098)	(2,791)
Inventories	1,497	1,090	(1,891)
Accounts payable	(289)	(1,514)	1,564
Accrued expenses and deferred revenue	(559)	1,409	(46)
Deferred lease commitment	78	100	85
Other current assets	(663)	(126)	(1,008)
Net cash provided by (used in) operating activities	(226)	1,011	(5,956)
Cash flows from investing activities:			
(Increase) decrease in short-term investments	(4,239)	3,601	7,482
(Increase) decrease in long-term investments	2,250	(1,655)	2,703
Additions to property and equipment	(954)	(122)	(1,357)
(Increase) decrease in other assets	(19)	(787)	(274)
Net cash provided by (used in) investing activities	(2,962)	1,037	8,554
Cash flows from financing activities:			
Long-term debt and capital lease principal payments	--	(419)	(170)
Proceeds from issuance of common stock and exercise of stock options	395	1,272	662
Repayment (Issuance) of notes from (to) shareholders	84	(84)	--
Repurchase of common stock	(141)	(468)	(136)
Net cash provided by financing activities	338	301	356
Effect of exchange rates on cash	(56)	(281)	33
Net increase (decrease) in cash and cash equivalents	(2,906)	2,068	2,987
Cash and cash equivalents, beginning of year	10,391	8,323	5,336
Cash and cash equivalents, end of year	$ 7,485	$10,391	$ 8,323
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$--	$ 4	$10
Income taxes	$43	$28	$38

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS:

Aehr Test Systems ("Company") was incorporated in California in June 1977 and primarily designs, engineers and manufactures test and burn-in equipment used in the semiconductor industry. The Company's principal products are the MTX massively parallel test system, the MAX and ATX burn-in systems, the FOX full wafer contact system, test fixtures and the DiePak carrier.

CONSOLIDATION:

The financial statements include the accounts of the Company, its wholly owned foreign sales corporation ("FSC") and both its wholly owned and majority owned foreign subsidiaries. Intercompany accounts and transactions have been eliminated. The Company's 25% interest in ESA Electronics PTE Ltd. ("ESA"), a Singapore company, is accounted for under the equity method. Equity income recorded related to ESA totaled $46,000, $275,000 and $76,000 in fiscal years 2002, 2001 and 2000, respectively. The Company has another investment which is accounted for at cost.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS:

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. Dollars from Japanese Yen, Euros and New Taiwan Dollars using the exchange rate in effect at the balance sheet date. Additionally, their revenues and expenses are translated using exchange rates approximating average rates prevailing during the fiscal year. Translation adjustments that arise from translating their financial statements from their local currencies to U.S. Dollars are accumulated and reflected as a separate component of shareholders' equity and comprehensive income (loss).

Transaction gains and losses that arise from exchange rate changes denominated in currencies other than the local currency are included in the statements of operations as incurred.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND INVESTMENTS:

Cash equivalents consist of money market instruments, commercial paper and other highly liquid investments purchased with an original maturity of three months or less. All investments are classified as available-for-sale. Investments in available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, if any, included as a component of shareholders' equity. Included in cash and cash equivalents is a $50,000 certificate of deposit held by a financial institution representing a security deposit for the Company's manufacturing and office space lease in the United States of America.

CONCENTRATION OF CREDIT RISK:

The Company sells its products primarily to semiconductor manufacturers in North America, the Far East, and Europe. As of May 31, 2002, approximately 23%, 65% and 12% of accounts receivable are from customers located in the United States, the Far East and Europe, respectively. As of May 31, 2001, approximately 31%, 64% and 5% of accounts receivable are from customers located in the United States, the Far East and Europe, respectively. Two customers accounted for 38% and 16% of accounts receivable at May 31, 2002, and four customers accounted for 25%, 16%, 11% and 11% of accounts receivable at May 31, 2001. Three customers accounted for 22%, 17% and 11% of net sales in fiscal 2002, respectively and two customers accounted for 25% and 13% of net sales in fiscal 2001, respectively. Three customers accounted for 23%, 19% and 14% of net sales in fiscal 2000, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company also maintains allowances for potential credit losses and such losses have been within management's expectations. The Company uses letter of credit terms for some of its international customers.

Primarily all of the Company's cash, cash equivalents and short-term cash deposits are deposited with major banks in the United States, Japan and Taiwan. The Company invests its excess cash in money market funds and short-term cash deposits. The money market funds and short-term cash deposits bear the risk associated with each fund. The money market funds have variable interest rates, and the short-term cash deposits have fixed rates. The Company has not experienced any losses on its money market funds or short-term cash deposits.

INVENTORIES:

Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the related lease. Furniture, fixtures, machinery and equipment are depreciated on a straight-line basis over their estimated useful lives. The ranges of estimated useful lives for furniture, fixtures, machinery and equipment are as follows:

Leasehold improvements	**life of the lease**
Furniture and fixtures	**2 to 15 years**
Machinery and equipment	**4 to 11 years**
Test equipment	**4 to 11 years**

GOODWILL:

Cost in excess of the fair value of net assets of acquired companies of $956,000 is being amortized on a straight-line basis over 24.5 years and is included in other assets, net of accumulated amortization of $682,000 and $634,000 at May 31, 2002 and 2001, respectively.

REVENUE RECOGNITION:

The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title. As a result, effective June 1, 2000, to comply with the provisions of SAB 101, the Company recognizes revenue upon shipment and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractual agreed to amounts. Royalty revenue related to Performance Test Boards licensing income is recognized when paid by the licensee. This income is recorded in net sales. Provisions for the estimated future cost of warranty is recorded at the time the products are shipped. Prior to June 1, 2000, revenue for all products except royalties was recognized upon shipment of product provided no significant obligations remained and collectability was assured and provisions for the estimated future cost of warranty and installation were recorded at the time the products were shipped.

PRODUCT DEVELOPMENT COSTS AND CAPITALIZED SOFTWARE:

Costs incurred in the research and development of new products or systems are charged to operations as incurred.

Costs incurred in the development of software programs for the Company's products are charged to operations as incurred until technological feasibility of the software has been established. Generally, technological feasibility is established when the software module performs its primary functions described in its original specifications, contains features required for it to be usable in a production environment, is completely documented and the related hardware portion of the product is complete. After technological feasibility is established, any additional costs are capitalized. Capitalized costs are amortized over the estimated life of the related software product using the greater of the units of sales or straight-line methods over ten years. No system software development costs were capitalized or amortized in fiscal 2002, 2001 and 2000.

During 1994, the Company entered into a cost-sharing research agreement with the Defense Advanced Research Projects Agency ("DARPA"), a U.S. government agency, under which DARPA provided co-funding up to a maximum amount of $6.5 million during fiscal 1994 through September 2000 for the development of a new product that would allow for burn-in and test at the wafer level. Payments from DARPA were received upon DARPA's approval of the

achievement by the Company of milestones as outlined in the contract. The Company recognized such reimbursements as a reduction to research and development expenses in an amount equal to actual reimbursable project costs incurred. In January 2001, the Company completed this $6.5 million multi-year research and development agreement with DARPA. At May 31, 2002 and May 31, 2001, no outstanding payments were due from DARPA.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities.

The Company's investments are composed primarily of government and corporate fixed income securities, certificates of deposit and commercial paper. Long-term investments mature after one year but less than two years. While it is the Company's general intent to hold such securities until maturity, management will occasionally sell particular securities for cash flow purposes. Therefore, the Company's investments are classified as available-for-sale and are carried at fair value. Through May 31, 2002, no material losses had been experienced on such investments.

Unrealized gains and losses on available-for-sale investments, net of tax, are computed on the basis of specific identification and are included in shareholders' equity. Realized gains, realized losses, and declines in value, judged to be other-than-temporary, are included in other income. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

IMPAIRMENT OF LONG-LIVED ASSETS:

In the event that facts and circumstances indicate that the carrying value of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying value to determine if a write-down is required.

INCOME TAXES:

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

STOCK-BASED COMPENSATION:

The Company accounts for its employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and presents disclosures required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation."

EARNINGS PER SHARE ("EPS") DISCLOSURES:

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share," and all prior periods have been restated accordingly. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon exercise of stock options for all periods.

COMPREHENSIVE LOSS:

The Company has adopted Statement of Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in the financial statements. Unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments are included in the Company's components of comprehensive income (loss), which are excluded from net income (loss).

In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts):

	Year Ended May 31,		
	2002	2001	2000
Income (loss) available to common shareholders before cumulative effect of change in accounting principle:			
Numerator: Income (loss) before cumulative effect of change in accounting principle.....................	$(5,267)	$ 1,488	$(2,605)
Denominator for basic income (loss) per share: Weighted-average shares outstanding	7,151	7,074	6,813
Shares used in basic per share calculation..	7,151	7,074	6,813
Effect of dilutive securities: Employee stock options.................	--	105	--
Denominator for diluted income (loss) per share.............................	7,151	7,179	6,813
Basic income (loss) per share before cumulative effect of change in accounting principle....................	$(0.74)	$ 0.21	$(0.38)
Diluted income (loss) per share before cumulative effect of change in accounting principle....................	$(0.74)	$ 0.21	$(0.38)
Net loss available to common shareholders:			
Numerator: Net loss.......................	$(5,267)	$ (141)	$(2,605)
Denominator for basic loss per share: Weighted-average shares outstanding	7,151	7,074	6,813
Shares used in basic per share calculation..	7,151	7,074	6,813
Effect of dilutive securities: Employee stock options.................	--	--	--
Denominator for diluted loss per share......	7,151	7,074	6,813
Basic loss per share......................	$(0.74)	$(0.02)	$(0.38)
Diluted loss per share....................	$(0.74)	$(0.02)	$(0.38)

Weighted average stock options to purchase 241,000, 528,000 and 651,000 shares of common stock were outstanding in fiscal 2002, 2001 and 2000, respectively, but were not included in the computation of diluted loss per share because the inclusion of such shares would be anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company adopted the provisions of SFAS 141 as of the required effective date. The adoption of the SFAS 141 did not have any effect on the Company's financial position or results of operations.

In July 21, 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Company expects that the initial application of SFAS 142 will not have a material impact on its financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-lived Assets". The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of, " and to develop a single accounting model, based on the framework established by SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Although SFAS 144 supersedes SFAS 121, it retains some fundamental provisions of SFAS 121. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company expects that the initial application of SFAS 144 will not have a material impact on its financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Exit or Disposal Activities". SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 but early application is encouraged. The provisions of EITF Issue No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue No. 94-3 prior to the adoption of SFAS 146. Adopting the provisions of SFAS 146 will change, on a prospective basis, the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

2. ACCOUNTING CHANGE - REVENUE RECOGNITION:

In May 2001, the Company changed its accounting method for recognizing revenue on sales with an effective date of June 1, 2000. The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title. As a result, effective June 1, 2000, to comply with the provisions of SAB 101, the Company recognizes revenue upon shipment and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractual agreed to amounts. Prior to June 1, 2000, revenue for all products except royalties was recognized upon shipment of product provided no significant obligations remained and collectability was assured. Provisions for the estimated future cost of warranty and installation were recorded at the time the products were shipped.

The cumulative effect on prior years of the change in accounting method was a charge of $1.6 million or $0.23 per basic and diluted share recorded in fiscal 2001.

3. INVENTORIES:

Inventories are comprised of the following (in thousands):

	May 31, 2002	May 31, 2001
Raw materials and subassemblies.........	$4,825	$ 4,479
Work in process........................	3,698	4,779
Finished goods.........................	110	867
	$8,633	$10,125

4. PROPERTY AND EQUIPMENT:

Property and equipment comprise (in thousands):

	May 31, 2002	May 31, 2001
Leasehold improvements.................	$1,227	$1,418
Furniture and fixtures.................	2,659	3,037
Machinery and equipment................	3,113	3,253
Test equipment.........................	1,888	2,189
	8,887	9,897
Less: Accumulated depreciation and amortization.....................	(6,531)	(7,794)
	$2,356	$2,103

5. ACCRUED EXPENSES:

Accrued expenses comprise (in thousands):

	May 31, 2002	May 31, 2001
Payroll related........................	$ 523	$ 557
Commissions and bonuses................	455	843
Taxes Payable..........................	443	436
Warranty...............................	141	479
Other..................................	698	1,021
	$2,260	$3,336

6. COMMITMENTS:

The Company leases most of its manufacturing and office space under operating leases. The Company entered into a non-cancelable operating lease agreement for its United States manufacturing and office facilities, which commenced in December 1999 and expires in December 2009. Under the lease agreement, the Company is responsible for payments of utilities, taxes and insurance.

Minimum annual rentals payments under operating leases in each of the next five fiscal years and thereafter are as follows (in thousands):

2003	$726
2004	740
2005	752
2006	765
2007	791
Thereafter	2,170

Rental expense for the years ended May 31, 2002, 2001 and 2000 was approximately $802,000, $977,000 and $1,275,000, respectively.

At May 31, 2002, the Company has a $50,000 certificate of deposit held by a financial institution representing a security deposit for its United States manufacturing and office space lease.

7. CAPITAL STOCK:

PREFERRED STOCK:

The Board of Directors is authorized to determine the rights of the preferred shareholders.

STOCK OPTIONS:

The Company has reserved 1,502,167 shares of common stock for issuance to employees and consultants under its 1996 stock option plan. The plan provides that qualified options be granted at an exercise price equal to the fair market value at the date of grant, as determined by the Board of Directors (85% of fair market value in the case of non-statutory options and purchase rights and 110% of fair market value in certain circumstances). Options generally expire within seven years from date of grant. Most options become exercisable in increments over a four-year period from the date of grant. Options to purchase approximately 601,083 shares were exercisable at May 31, 2002.

Activity under the Company's stock option plans was as follows (in thousands, except per share data):

		Outstanding Options	
	Available Shares	Number of Shares	Weighted Average Exercise Price
	(in thousands, except per share data)		
Balances, May 31, 1999	215	921	$5.38
Additional shares reserved.	300	--	
Options granted	(369)	369	$4.83
Options terminated	171	(171)	$6.12
Options exercised	--	(140)	$3.93
1986 Plan expiration	(32)	--	--
Balances, May 31, 2000	285	979	$5.23
Additional shares reserved	300	--	
Options granted	(652)	652	$5.54
Options terminated	275	(275)	$5.86
Options exercised	--	(252)	$4.13
1986 Plan expiration	(96)	--	
Balances, May 31, 2001	112	1,104	$5.51
Additional shares reserved	300	--	
Options granted	(177)	177	$4.46
Options terminated	113	(113)	$6.03
Options exercised	--	(14)	$3.88
Balances, May 31, 2002	348	1,154	$5.32

The following information concerning the Company's stock option and employee stock purchase plans is provided in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for such plans in accordance with APB No. 25 and related Interpretations.

	Year Ended May 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Net loss -- as reported	$(5,267)	$ (141)	$(2,605)
Net loss -- pro forma	$(6,511)	$(1,363)	$(3,133)
Net loss per share -- as reported:			
Basic	$ (0.74)	$ (0.02)	$ (0.38)
Diluted	$ (0.74)	$ (0.02)	$ (0.38)
Net loss per share -- pro forma:			
Basic	$ (0.91)	$ (0.19)	$ (0.46)
Diluted	$ (0.91)	$ (0.19)	$ (0.46)

The above pro forma effects on loss may not be representative of the effects on net income (loss) for future years as option grants typically vest over several years and additional options are generally granted each year.

The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	Year Ended May 31,		
	2002	2001	2000
Risk-free Interest Rates	4.40%	4.56%	6.25%
Expected Life	5 years	5 years	5 years
Volatility	0.84	1.015	0.70
Dividend Yield	--	--	--

The pro forma weighted average expected life was calculated based on the exercise behavior. The pro forma weighted average fair value of those options granted in 2002, 2001 and 2000 was $2.55, $4.30 and $5.23, respectively.

The following table summarizes information with respect to stock options at May 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at May 31, 2002	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at May 31, 2002	Weighted Average Exercise Price
$3.8500 - $4.2625	251,501	3.89	$3.9996	140,286	$3.9871
$4.4000 - $4.9500	236,944	6.01	$4.5846	57,547	$4.5838
$5.0000 - $6.0000	361,255	3.24	$5.6007	212,930	$5.5721
$6.1250 - $6.7375	242,188	3.36	$6.3314	149,221	$6.3418
$6.7500 -$17.0000	62,000	2.04	$7.8065	41,099	$8.3437
$3.8500 -$17.0000	1,153,888	3.91	$5.3150	601,083	$5.4882

8. EMPLOYEE BENEFIT PLANS:

EMPLOYEE STOCK BONUS PLAN:

The Company has a noncontributory, trusteed employee stock bonus plan for full-time employees who have completed three consecutive months of service and for part-time employees who have completed one year of service and have attained an age of 21. The Company can contribute either shares of the Company's stock or cash to the plan. The contribution is determined annually by the Company and cannot exceed 15% of the annual aggregate salaries of those employees eligible for participation in the plan. Individuals' account balances vest at a rate of 25% per year commencing upon completion of three years of service. Non-vested balances, which are forfeited, are allocated to the

remaining employees in the plan. Contributions made to the plan during fiscal 2002, 2001 and 2000 were $60,000, $225,000 and $60,000, respectively.

401(K) PLAN:

The Company maintains a 401(k) profit-sharing plan for its full-time employees who have completed three consecutive months of service and for part-time employees who have completed one year of service and have attained an age of 21. Each participant in the plan may elect to contribute from 1% to 20% of their annual salary to the plan, subject to certain limitations. The Company, at its discretion, may make an annual contribution to the plan. The Company did not make any contributions to the plan during fiscal 2002, 2001 and 2000.

EMPLOYEE STOCK PURCHASE PLAN:

The Company's Board of Directors adopted the 1997 Employee Stock Purchase Plan in June 1997. A total of 300,000 shares of Common Stock have been reserved for issuance under the plan. The plan has consecutive, overlapping, twenty-four month offering periods. Each twenty-four month offering period includes four six month purchase periods. The offering periods generally begin on the first trading day on or after April 1 and October 1 each year, except that the first such offering period commenced with the effectiveness of the Company's initial public offering and ended on the last trading day on or before March 31, 1999. Shares are purchased through employee payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's Common Stock at either the first day of an offering period or the last day of the purchase period. If a participant's rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for a calendar year, such participant may not be granted an option to purchase stock under the 1997 Employee Stock Purchase Plan. The maximum number of shares a participant may purchase during a single purchase period is determined by dividing $12,500 by the fair market value of a share of the Company's Common Stock on the first day of the then current offering period. To date, 190,506 shares have been issued under the plan.

9. STOCKHOLDER RIGHTS PLAN:

The Company's Board of Directors adopted a Stockholder Rights Plan on March 5, 2001, under which a dividend of one right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock was distributed for each outstanding share of the Company's Common Stock. The plan entitles each Right holders to purchase 1/1000th of a share of the Company's Series A Participating Preferred Stock at an exercise price of $35.00, subject to adjustment, in certain events, such as a tender offer to acquire 20% or more of the Company's outstanding common stock. Under some circumstances, such as a person or group acquires 20% or more of the Company's common stock prior to redemption of the Rights, the plan entitles such holders (other than an acquiring party) to purchase the Company's common stock having a market value at that time of twice the Right's exercise price. The Rights expire on April 3, 2010.

10. INCOME TAXES:

Domestic and foreign components of pretax income (loss) are as follows (in thousands):

	Year Ended May 31,		
	2002	2001	2000
Domestic	$(2,763)	$3,145	$(3,282)
Foreign	(1,263)	(611)	(439)
	$(4,026)	$2,534	$(3,721)

The provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended May 31,		
	2002	2001	2000
Federal income taxes:			
Current	$ (418)	$ 983	$(1,190)
Deferred	1,331	--	--
State income taxes:			
Current	20	49	18
Deferred	282	--	--
Foreign income taxes:			
Current	26	14	56
	$1,241	$1,046	$(1,116)

The Company's effective tax rate differs from the U.S. federal statutory tax rate, as follows:

	Year Ended May 31,		
	2002	2001	2000
U.S. Federal statutory tax rate	(34.0)%	34.0%	(34.0)%
State taxes, net of federal tax effect	0.3	1.3	(4.3)
Valuation allowance recorded on deferred tax assets	40.1	--	1.5
Net operating losses not benefited	17.7	--	--
Foreign losses not currently benefited	7.0	8.2	4.1
Other	(0.3)	(2.2)	2.7
Effective tax rate	30.8 %	41.3%	(30.0)%

The components of the net deferred tax asset (liability) are as follows (in thousands):

	May 31,	
	2002	2001
Net operating losses	$3,085	$1,892
Credit carryforwards	902	421
Inventory reserves	1,641	1,496
Reserves and accruals	268	423
Other	941	764
	6,837	4,996
Less: Valuation allowance	(6,837)	(3,383)
Net deferred tax asset	$ --	$1,613

In the fourth quarter of fiscal year ended May 31, 2002, a full valuation allowance was provided for the Company's deferred tax assets as management cannot conclude, based on available objective evidence, that it is more likely than not

the deferred tax assets will be realized. In the fiscal year ended May 31, 2001, a valuation allowance was provided for the deferred tax assets of the Japanese subsidiary.

At May 31, 2002, the Company has federal and state net operating loss carryforwards of approximately $2,738,000 and $623,000, respectively. At May 31, 2002, the Company also has federal and state tax credit carryforwards of approximately $450,000 and $685,000, respectively. These carryforwards will expire commencing in 2012. These carryforwards may be subject to certain limitations on annual utilization in case of a change in ownership, as defined by tax law.

Foreign net operating loss carryforwards of approximately $4.8 million are available to reduce future foreign taxable income and expire through 2007 if not utilized.

11. OTHER INCOME (EXPENSE), NET:

Other income (expense), net comprises the following (in thousands):

	Year Ended May 31,		
	2002	2001	2000
Foreign exchange gain (loss)	$(23)	$(238)	$371
Other, net	(20)	336	127
	$(43)	$ 98	$498

12. SEGMENT INFORMATION:

The Company operates in one industry segment. The Company is engaged in the design, manufacture, marketing and servicing of test and burn-in equipment used in the semiconductor manufacturing industry.

The Company develops, manufactures and sells systems to semiconductor manufacturers and operates in one operating segment. The following presents information about the Company's operations in different geographic areas (in thousands):

	United States	Asia	Europe	Adjustments	Total
2002:					
Net sales	$11,458	$ 659	$ 930	$ (479)	$12,568
Portion of U.S. net sales from export sales	6,775	--	--	--	6,775
Income (loss) from operations	(3,974)	(737)	49	159	(4,503)
Identifiable assets	41,286	1,324	485	(9,277)	33,818
Long-lived assets	2,062	275	19	--	2,356
2001:					
Net sales	$28,176	$4,048	$1,730	$(2,915)	$31,039
Portion of U.S. net sales from export sales	15,934	--	--	--	15,934
Income (loss) from operations	1,864	(410)	(33)	51	1,472
Identifiable assets	46,397	2,206	863	(9,874)	39,592
Long-lived assets	1,740	328	35	--	2,103
2000:					
Net sales	$21,622	$3,248	$2,332	$(2,697)	$24,505
Portion of U.S. net sales from export sales	15,090	--	--	--	15,090
Income (loss) from operations	(4,501)	(840)	53	95	(5,193)
Identifiable assets	46,579	3,267	912	(10,029)	40,729
Long-lived assets	2,074	474	65	--	2,613

The Company's foreign operations are primarily those of its Japanese and German subsidiaries and Taiwanese branch office. Substantially all of the sales of the subsidiaries are made to unaffiliated Japanese or European customers. Net sales and income (loss) from operations from outside the United States include the operating results of Aehr Test Systems Japan K.K. and Aehr Test Systems GmbH. Adjustments consist of intercompany eliminations. Identifiable assets are all assets identified with operations in each geographic area.

SELECTED QUARTERLY DATA (UNAUDITED)

As discussed in Note 1 to the consolidated financial statements, the Company adopted a change in accounting principle related to SAB 101, Revenue Recognition in Financial Statements, in the quarter ended May 31, 2001, retroactive to the beginning of fiscal year 2001. The retroactive application of this change resulted in a cumulative effect of $1,629,000 in the first quarter of 2001 as well as a change to the presentation of historical 2001 quarterly results of operations.

The following table (presented in thousands, except per share data) sets forth selected unaudited consolidated statements of operations data for each of the four quarters of the fiscal years ended May 31, 2002 and May 31, 2001. The unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period and should be read in conjunction with the audited consolidated financial statements of the Company's and the notes thereto included elsewhere herein.

	Three Months Ended			
	Aug. 31, 2001	Nov. 30, 2001	Feb. 28, 2002	May 31, 2002
Net sales	$2,805	$2,822	$3,419	$ 3,522
Gross profit	$1,395	$1,421	$1,618	$ 1,646
Net loss	$ (634)	$ (774)	$ (737)	$(3,122)
Net loss per share (basic)	$(0.09)	$(0.11)	$(0.10)	$ (0.43)
Net loss per share (diluted)	$(0.09)	$(0.11)	$(0.10)	$ (0.43)

	Three Months Ended			
	Aug. 31, 2000 (Restated)	Nov. 30, 2000 (Restated)	Feb. 28, 2001 (Restated)	May 31, 2001
Net sales	$ 8,706	$8,958	$9,008	$4,367
Gross profit	$ 3,386	$3,386	$4,070	$2,274
Income before cumulative effect of change in accounting principle	$ 164	$ 280	$1,025	$ 19
Cumulative effect of change in accounting principle	$(1,629)	$ --	$ --	$ --
Net income (loss)	$(1,465)	$ 280	$1,025	$ 19
Net income (loss) per share (basic)	$ (0.21)	$ 0.04	$ 0.14	$ 0.00
Net income (loss) per share (diluted)	$ (0.21)	$ 0.04	$ 0.14	$ 0.00

The figures for August 31, 2000, November 30, 2000 and February 28, 2001 are restated for the impact of the adoption of SAB 101.

AEHR TEST SYSTEMS AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended May 31, 2002, 2001 and 2000
(IN THOUSANDS)

	Balance at beginning of year	Additions Charged to costs and expenses	Deductions	Balance at end of year
Allowance for doubtful accounts receivable:				
May 31, 2002	$135	$109	$173	$ 71
May 31, 2001	$150	$ --	$ 15	$135
May 31, 2000	$125	$ 33	$ 8	$150

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item relating to directors is incorporated by reference to the information under the caption "Proposal 1 -- Election of Directors" in the Proxy Statement. The information required by this item relating to executive officers is incorporated by reference to the information under the caption "Management -- Executive Officers and Directors" at the end of Part I of this report on Form 10-K.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the section entitled "Compensation of Executive Officers" of the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners, Directors and Management" of the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this Report:

1. Financial Statements

   See Index under Item 8.

2. Financial Statement Schedule

   See Index under Item 8.

3. Exhibits

   See Item 14(c) below.

(b) Reports on Form 8-K.

The Company filed a Form 8-K on February 7, 2002 reporting that a letter to the Company's shareholders of record was sent on or about February 7, 2002. The Company filed a Form 8-K on May 7, 2002 reporting that a letter to the Company's shareholders of record was sent on or about May 7, 2002.

(c) Exhibits

The following exhibits are filed as part of or incorporated by reference into this Report:

Exhibit No.	Description
3.1+	Restated Articles of Incorporation of Registrant.
3.2+	Bylaws of Registrant.
4.1++	Form of Common Stock certificate.
10.1+	Amended 1986 Incentive Stock Plan and form of agreement thereunder.
10.2++	1996 Stock Option Plan (as amended and restated) and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder.
10.3++	1997 Employee Stock Purchase Plan and form of subscription agreement thereunder.
10.4++	Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.
10.5+	Capital Stock Purchase Agreement dated September 11, 1979 between Registrant and certain holders of Common Stock.
10.6+	Capital Stock Investment Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.7+	Amendment dated September 17, 1985 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.8+	Amendment dated February 26, 1990 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.9+	Stock Purchase Agreement dated September 18, 1985 between Registrant and certain holders of Common Stock.
10.10+	Common Stock Purchase Agreement dated February 26, 1990 between Registrant and certain holders of Common Stock.
10.11+	Lease dated May 14, 1991 for facilities located at 1667 Plymouth Street, Mountain View, California.

10.12+++	Lease dated August 3, 1999 for facilities located at Building C, 400 Kato Terrace, Fremont, California.
10.13++++	Preferred Shares Rights Agreement dated March 5, 2001.
10.14+++++	Form of Change of Control Agreement.
11.1++	Computations of Net Income (Loss) Per Share.
21.1+	Subsidiaries of the Company.
23.1	Consent of Independent Accountants.
24.1	Power of Attorney (see page 50).
99.1	Certification Statement of Chief Executive Officer.
99.2	Certification Statement of Chief Financial Officer.

+ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Registration Statement on Form S-1 filed June 11, 1997 (File No. 333-28987).

++ Incorporated by reference to the same-numbered exhibit previously filed with Amendment No.1 to the Company's Registration Statement on Form S-1 filed July 17, 1997 (File No. 333-28987).

+++ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Form 10-K for the year ended May 31, 1999 filed August 27, 1999 (File No. 333-28987).

++++ Incorporated by reference to the Exhibit No. 4.1 previously filed with the Company's Current Report on Form 8-K dated March 27, 2001 (File No. 000-22893).

+++++ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Form 10-K for the year ended May 31, 2001 filed August 29, 2001 (File No. 000-22893).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2002

AEHR TEST SYSTEMS

By: /s/ RHEA J. POSEDEL

Rhea J. Posedel
CHIEF EXECUTIVE OFFICER AND
CHAIRMAN OF THE BOARD OF DIRECTORS

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rhea J. Posedel and Gary L. Larson, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RHEA J. POSEDEL Rhea J. Posedel	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 28, 2002
/s/ GARY L. LARSON Gary L. Larson	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 28, 2002
/s/ ROBERT R. ANDERSON Robert R. Anderson	Director	August 28, 2002
/s/ WILLIAM W. R. ELDER William W. R. Elder	Director	August 28, 2002
/s/ MUKESH PATEL Mukesh Patel	Director	August 28, 2002
/s/ MARIO M. ROSATI Mario M. Rosati	Director	August 28, 2002

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aehr Test Systems (the "Company") on Form 10-K for the period ending May 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rhea J. Posedel, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RHEA J. POSEDEL

Rhea J. Posedel
Chief Executive Officer
August 28, 2002

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aehr Test Systems (the "Company") on Form 10-K for the period ending May 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary L. Larson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GARY L. LARSON

Gary L. Larson
Chief Financial Officer
August 28, 2002

CORPORATE INFORMATION

DIRECTORS

Rhea J. Posedel
Chief Executive Officer,
Chairman of the Board

Robert R. Anderson (1)
Private investor

William W.R. Elder (1)(2)
President,
Chief Executive Officer,
Chairman of the Board
Genus, Inc.

Mukesh Patel (1)
Chief Executive Officer
Sparkolor Corporation

Mario M. Rosati (2)
Member
Wilson Sonsini Goodrich & Rosati

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

OFFICERS

Rhea J. Posedel
Chief Executive Officer,
Chairman of the Board

Carl J. Meurell
President,
Chief Operating Officer

Gary L. Larson
Vice President of Finance,
Chief Financial Officer

Carl N. Buck
Vice President of Contactor
Business Group

David S. Hendrickson
Vice President of Engineering

Kunio Sano
President
Aehr Test Systems Japan

CORPORATE HEADQUARTERS

400 Kato Terrace
Fremont, CA 94539
Telephone: 510.623.9400
Fax: 510.623.9450
Email: info@aehr.com
Website: www.aehr.com

SUBSIDIARIES

Aehr Test Systems Japan
7-9, Shibasaki-Cho
2-Chome
Tachikawa-Shi
Tokyo, Japan 190-0023
Telephone: 81.42.525.1061
Fax: 81.42.525.1410
Email: atsj@aehr.com

Aehr Test Systems GmbH
Industriestrasse 9
D-86919 Utting
Germany
Telephone: 49.8806.2021
Fax: 49.8806.2024
Email: atsg@aehr.com

Aehr Test Systems Taiwan
1F, 354 Chukuang Road
Hsinchu
Taiwan, ROC
Telephone: 886.3.522.9370
Fax: 886.3.522.4606
Email: taiwan_support@aehr.com

SHAREHOLDER INFORMATION

Legal Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, CA

Independent Accountants
PricewaterhouseCoopers LLP
San Jose, CA

Transfer Agent and Registrar
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204
Telephone: 818.502.1404
Fax: 818.502.0674

Investor Relations
Aehr Test Systems
400 Kato Terrace
Fremont, CA 94539
Telephone: 510.623.9400
Fax: 510.623.9450
Email: info@aehr.com
Web: www.aehr.com

Annual Meeting
The annual meeting of shareholders will be held at 4:00 p.m. on October 17, 2002 at the Company's corporate headquarters.

Aehr Test Systems' corporate headquarters has been receiving the International Standards Organization's (ISO) 9001 Certification since 1997.





Corporate Headquarters

400 Kato Terrace

Fremont, CA 94539

Telephone: 510.623.9400

Fax: 510.623.9450

Email: info@aehr.com

Website: www.aehr.com